Filed Pursuant to Rule 424(b)(3)
File No. 333-129782

OFFERING PROSPECTUS

VioQuest Pharmaceuticals, Inc.

37,173,069 Shares

Common Stock

The selling stockholders identified on pages 50 - 54 of this prospectus are offering on a resale basis a total of 37,173,069 shares of our common stock, including 9,589,972 shares issuable upon the exercise of outstanding warrants. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “VQPH.” On April 28, 2006, the last sale price for our common stock as reported on the OTC Bulletin Board was $0.98.

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this Prospectus is April 28, 2006.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of this offering. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus in its entirety.

Our Company

VioQuest Pharmaceuticals, Inc. engages in two distinct businesses: drug development and chiral technology. Our drug development business focuses on the acquisition, development and commercialization of pharmaceutical drug candidates, particularly candidates for use in oncology. Our chiral business provides innovative chiral products, technology and services to pharmaceutical and fine chemical companies in all stages of a product lifecycle.

Drug Development

Through our drug development business, we acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases. Through our acquisition of Greenwich Therapeutics, Inc. in October 2005, we obtained the rights to develop and commercialize two oncology drug candidates - VQD-001 (sodium stibogluconate), and VQD-002 (triciribine phosphate). The rights to our two oncology drug candidates, VQD-001 and VQD-002 are governed by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. These licenses gives us the right to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001 and VQD-002.

VQD-001 is a pentavalent antimonial drug that we believe acts as an inhibitor to the enzymatic action of multiple protein tyrosine phosphatases, or PTPases, which are enzymes involved in the intracellular signaling pathways of a number of receptor tyrosine kinases involved in controlling cell growth, proliferation and differentiation. By inhibiting the enzymatic action of certain PTPases, it is believed that VQD-001 may be effective in triggering apoptosis, or cell death, in malignant cancer cells. This potential effect on cancer cells, coupled with its apparent ability to empower the immune system and its modest toxicity profile, indicate to us that VQD-001 is an ideal drug to evaluate as an anti-cancer agent. To date, we have not submitted any application to the FDA, although The Cleveland Clinic has filed an investigator IND which has been accepted by the FDA, and pursuant to which it is conducting a clinical trial in VQD-001. See “Our Company - Drug Development - VQD-001 - Sodium Stibogluconate (SSG).”

VQD-002 is a nucleoside analog which we believe inhibits Akt (Protein Kinase B). Though not normally active in human cells, Akt, a serine/threonine protein kinase, is typically hyperactivated, or hyperphosphorylated, in many tumor types. Since Akt has been shown to play a critical role in malignant transformation by inducing cell survival, growth, migration, and angiogenesis, and since research demonstrates disruption of the Akt pathway leads to apoptosis and inhibition of tumor growth, we believe that Akt is an attractive therapeutic target. Therefore, if VQD-002 inhibits Akt, as available research indicates, we believe that VQD-002 may be effective in the treatment of certain malignancies. See “Our Company - Drug Development - VQD-002-Triciribine-Phosphate (TCN-P).”

Chiral Products and Services

Our chiral business offers two main lines of products and services - proprietary chiral catalysts and chiral building blocks or client-defined molecules. We have the rights to certain chemical compounds known as chiral ligands which, with the introduction of a metal, serve as catalysts in facilitating the production of chiral molecules in such a manner that there is a preferential manufacture of the desired molecule versus the unwanted mirror-image molecule. We provide pharmaceutical and fine chemical manufacturers and other prospective clients with broad access to our technologies for testing purposes at a low upfront cost, coupled with the opportunity to gain access to such technologies for specific applications for fees, royalties and certain manufacturing and development rights. Our ligands may also find use in producing fine chemicals other than pharmaceuticals - chiral molecules are used in flavors, fragrances, agrochemicals, animal health, food and feed additives (including vitamins) and nutraceuticals. In connection with our chiral technology, we provide specialized services to pharmaceutical, biotechnology and fine chemical companies relating to the development of chiral manufacturing processes for their products. We are also engaged in developing and making client-defined building blocks and drug candidate fragments, mainly in the chiral area. With this process chemistry offering to life sciences companies, we develop new synthetic routes or optimize existing ones and produce certain quantities of material for further processing at the clients’ needs either for further elaboration, clinical trials or beyond.

Our proprietary chiral technology was developed by Dr. Xumu Zhang, a professor at Pennsylvania State University (“Penn State”), and is owned by the Penn State Research Foundation (“PSRF”), the technology development arm of Penn State. In November 2000, we obtained from the PSRF an exclusive, worldwide license to certain patents based on Dr. Zhang’s research relating to asymmetrical catalysis. This license gives us the right to, among other things, sub-license technology rights on a non-exclusive basis to clients, or sell molecule groups, known as ligands, to pharmaceutical and fine chemical company clients for both research and commercial applications.

We are incorporated under the laws of Delaware. Our company resulted from the reverse merger of Chiral Quest, LLC, a Pennsylvania limited liability company that commenced operations in October 2000, and Surg II, Inc., a Minnesota corporation, on February 18, 2003. Following the merger, Surg II, Inc. was renamed Chiral Quest, Inc., and in August 2004, we changed our name to VioQuest Pharmaceuticals, Inc. In October 2005, we reincorporated in the state of Delaware.

Our executive offices are located at 180 Mount Airy Road, Suite 203, Basking Ridge, New Jersey 07920 and our telephone number is (908) 766-4400. Our Internet site is www.vioquestpharm.com.

Risk Factors

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 7 of this prospectus.

The Offering

The selling stockholders identified on pages 51-57 of this prospectus are offering on a resale basis a total of 37,173,069 shares of the following shares of our common stock:

•	10,061,477 shares of our outstanding common stock that were issued in connection with an October 2005 private placement;
•	4,471,975 shares of our common stock issuable at a price of $1.00 per share upon the exercise of warrants issued to the investors in our October 2005 private placement;
•	1,117,997 shares of our common stock issuable at a price of $1.00 per share upon the exercise of warrants issued to the placement agents in connection with our October 2005 private placement;
•	17,128,790 shares of our outstanding common stock issued in connection with our acquisition of Greenwich Therapeutics, Inc. in October 2005;
•	4,000,000 shares of our common stock issuable at a price of $1.41 per share upon the exercise of warrants issued to the former holders of Greenwich Therapeutics, Inc. common stock; and
•
392,830 shares of our outstanding common stock issued to Paramount BioCapital Investments, LLC in partial payment of debt assumed in connection with our October 2005 acquisition of Greenwich Therapeutics, Inc.

The shares offered by this prospectus reflect the balance of the shares remaining unsold under our prospectus dated December 5, 2005 (SEC File No. 333-129782), as supplemented. This prospectus supersedes the December 5, 2005 prospectus (including all supplements thereto) in its entirety.

Common stock offered	37,173,069 shares
Common stock outstanding before the offering(1)	46,729,519 shares
Common stock outstanding after the offering(2)	56,319,491 shares
Common Stock OTC Bulletin Board symbol	VQPH.OB

(1)	Based on the number of shares outstanding as of March 31, 2006, not including 18,559,972 shares issuable upon exercise of various warrants and options to purchase common stock.

(2)	Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

RISK FACTORS

An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

Risks Related to Our Securities

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times and prices that you feel are appropriate.

Trading of our common stock, which is conducted on the Over-the-Counter Bulletin Board (or “OTC Bulletin Board”), has been limited. This adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because it is a “penny stock,” it will be more difficult for you to sell shares of our common stock.

In addition, our common stock is considered a “penny stock” under SEC rules because it has been trading on the OTC Bulletin Board at a price lower than $5.00. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. Broker-dealers also must provide customers that hold penny stocks in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to you in violation of the penny stock rules, you may be able to cancel your purchase and get your money back. The penny stock rules may make it difficult for you to sell your shares of our stock, however, and because of the rules, there is less trading in penny stocks. Also, many brokers simply choose not to participate in penny-stock transactions. Accordingly, you may not always be able to resell shares of our common stock publicly at times and prices that you feel are appropriate.

Our stock price is, and we expect it to remain, volatile, which could limit investors’ ability to sell stock at a profit.

The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenues and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

Risks Related to Our Company

We have no meaningful operating history on which to evaluate our business or prospects.

We commenced operations in October 2000 and, therefore, have only a limited operating history on which you can base an evaluation of our business and prospects. Accordingly, our business prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as drug development, fine chemical, pharmaceutical and biotechnology markets.

Our management anticipates incurring losses for the foreseeable future.

For the year ended December 31, 2005, we had a net loss of $12,834,629 and since our inception in October 2000 through December 31, 2005; we have incurred an aggregate net loss of $20,269,392. As of December 31, 2005, we had total assets of $8,379,303, of which $6,021,399 was cash or cash equivalents. We expect operating losses to continue for the foreseeable future and there can be no assurance that we will ever be able to operate profitably.

We will require additional financing in order to complete the development of our products and services and otherwise develop our business operations. Such financing may not be available on acceptable terms, if at all.

Following the completion of our October 2005 private placement, we anticipate that our current capital will be adequate to fund our operations through at least December 31, 2006. However, changes may occur that would consume available capital resources before that time. Our combined capital requirements will depend on numerous factors, including: costs associated with our drug development process, and costs of clinical programs in addition to costs associated to our Chiral Quest’s business which include competing technological and market developments, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome of any potentially related litigation or other dispute, the purchase of additional capital equipment, acquisition of technologies, and the development and regulatory approval progress of our customers’ product candidates into which our technology will be incorporated. Unless we are able to significantly increase our revenues, we will most likely require additional financing by as early as the first quarter 2007 in order to continue operations. The most likely source of such financing includes private placements of our equity or debt securities or bridge loans to us from third party lenders.

Additional capital that may be needed by us in the future may not be available on reasonable terms, or at all. If adequate financing is not available, we may be required to terminate or significantly curtail our operations, or enter into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, or potential markets that we would not otherwise relinquish.

Our operating results will fluctuate, making it difficult to predict our results of operations in any future period.

As we develop our business, we expect our revenues and operating results to vary significantly from quarter-to-quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to the fact that we have little or no significant operating history with our new technology, we cannot predict our future revenues or results of operations accurately. Our current and future expense levels are based largely on our planned expenditures and estimates of future revenues. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenues relative to our planned expenditures could have an immediate adverse effect on our business and results of operations.

A small group of persons is able to exert significant control over us.

Our current officers and directors beneficially own or control approximately 20% of our common stock. Individually and in the aggregate, these persons will have significant influence over the management of our business, the election of directors and all matters requiring shareholder approval. In particular, this concentration of ownership may have the effect of facilitating, delaying, deferring or preventing a potential acquisition of our company and may adversely affect the market price of our common stock. Additionally, two members of our Board of Directors are employees of Paramount BioCapital, Inc., or one of its affiliates. Dr. Lindsay A. Rosenwald is the chairman and sole owner of Paramount BioCapital, Inc. and such affiliates. Dr. Rosenwald beneficially owns approximately 7% of our outstanding common stock, and several trusts for the benefit of Dr. Rosenwald and his family beneficially owns approximately 30% of our outstanding common stock. Although Dr. Rosenwald does not have the legal authority to exercise voting power or investment discretion over the shares held by those trusts, he nevertheless may have the ability to exert significant influence over the Company.

Risks Related to Our Drug Development Business

From the rights to we have obtained to develop and commercialize our drug candidates, we will require significant additional financing, which may not be available on acceptable terms and will significantly dilute your ownership of our common stock.

We will not only require additional financing to develop and bring the drug to market. Our future capital requirements will depend on numerous factors, including:

•
the terms of our license agreements pursuant to which we obtain the right to develop and commercialize drug candidates, including the amount of license fees and milestone payments required under such  agreements;

•	the results of any clinical trials;

•	the scope and results of our research and development programs;

•	the time required to obtain regulatory approvals;

•	our ability to establish and maintain marketing alliances and collaborative agreements; and

•	the cost of our internal marketing activities.

We will likely look to obtain the necessary additional financing by selling shares of our capital stock. If adequate funds are not available, we will be required to delay, scale back or eliminate a future drug development program or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies or products that we would not otherwise relinquish.

Our drug development subsidiary will experience significant negative cash flow for the foreseeable future and may never become profitable.

Because drug development takes several years and is extremely expensive, we expect that our drug development subsidiary will incur substantial losses and negative operating cash flow for the foreseeable future, and may never achieve or maintain profitability, even if we succeed in acquiring, developing and commercializing one or more drug candidates. In connection with our proposed drug development business, we also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	acquire the rights to develop and commercialize a drug candidate;

•	undertake pre-clinical development and clinical trials for drug candidates that we acquire;

•	seek regulatory approvals for drug candidates;

•	implement additional internal systems and infrastructure;

•	lease additional or alternative office facilities; and

•	hire additional personnel.

Our drug development business may not be able to generate revenue or achieve profitability. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

If we are not able to obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidates that we acquire, we will not be able to sell those products.

We will need FDA approval to commercialize drug candidates in the U.S. and approvals from the FDA equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of a drug candidate, we will be required to first submit to the FDA for approval an Investigational New Drug Application, or an “IND,” which will set forth our plans for clinical testing of a particular drug candidate.

When the clinical testing for our product candidates is complete, we will then be required to submit to the FDA a New Drug Application, or “NDA,” demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration will require significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, a drug candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may still ultimately reject an NDA. Failure to obtain FDA approval of a drug candidate will severely undermine our business development by reducing our ability to recover the development costs expended in connection with a drug candidate and realize any profit from commercializing a drug candidate.

In foreign jurisdictions, we will be required to obtain approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

Assuming we are able to acquire the rights to develop and commercialize a product candidate, we will be required to expend significant time, effort and money to conduct human clinical trials necessary to obtain regulatory approval of any product candidate. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of any product candidate will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials.

The results of any clinical trial may not support the results of pre-clinical studies relating to our product candidate, which may delay development of any product candidate or cause us to abandon development altogether.

Even if any clinical trials we undertake with respect to a future product candidate that we acquire are completed as planned, we cannot be certain that their results will support the findings of pre-clinical studies upon which a development plan would be based. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure may cause us to delay the development of a product candidate or even to abandon development altogether. Such failure may also cause delay in other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

If physicians and patients do not accept and use our drugs after regulatory approvals are obtained, we will not realize sufficient revenue from such product to cover our development costs.

Even if the FDA approved any product candidate that we acquired and subsequently developed, physicians and patients may not accept and use them. Acceptance and use of the product candidates we acquire (if any) will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because our drug development business plan contemplates that substantially all of any future revenues we will realize will result from sales of product candidates that we develop, the failure of any of drugs we acquire and develop to find market acceptance would significantly and adversely affect our ability to generate cash flow and become profitable.

We intend to rely upon third-party researchers and other collaborators who will be outside our control and may not devote sufficient resources to our projects.

We intend to collaborate with third parties, such as drug investigators, researchers and manufacturers, in the development of any product candidate that we acquire. Such third parties, which might include universities and medical institutions, will likely conduct the necessary pre-clinical and clinical trials for a product candidate that we develop. Accordingly, our successful development of any product candidate will likely depend on the performance of these third parties. These collaborators will not be our employees, however, and we may be unable to control the amount or timing of resources that they will devote to our programs. For example, such collaborators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us in the future. If our collaborators were to assist our competitors at our expense, the resulting adverse impact on our competitive position could delay the development of our drug candidates or expedite the development of a competitor’s candidate.

We will rely exclusively on third parties to formulate and manufacture our product candidates.

We do not currently have, and have no current plans to develop, the capability to formulate or manufacture drugs. Rather, we intend to contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies that will be needed for any clinical trials we undertake. If we received FDA approval for any product candidate, we would rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers will expose us to the following risks:

•
We may be unable to identify manufacturers on commercially reasonable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•
Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

If we are not able to successfully compete against other drug companies, our business will fail.

The market for new drugs is characterized by intense competition and rapid technological advances. If any drug candidate that we develop receives FDA approval, we will likely compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost or with fewer side-effects. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will be competing against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have drug candidates already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

 Risks Related to Our Chiral Quest Business

Our future success is highly dependent on the continued availability of Dr. Xumu Zhang and other key employees and consultants.

In connection with the continued development of our products and services, we are substantially dependent upon on the continued service of our existing research personnel, including in particular, Xumu Zhang, Ph.D. Dr. Zhang, a professor at PSU, who serves as our Chief Technology Officer and provides essential services to us pursuant to a consulting agreement. Although we maintain a $5 million key-man insurance policy with respect to Dr. Zhang and he has entered into a non-compete agreement with us, the loss of his services would have a material adverse effect on our business. In addition to Dr. Zhang, we employ other research scientists who are also critical to our success. Although these research scientists have entered into confidentiality agreements, most have not entered into noncompete agreements with us. The loss of one or more of our research personnel could prevent or delay the ongoing development of our products and services, which would materially and adversely affect our business.

We may be unable to develop successful customer relationships.

We intend to establish relationships with various types of customers and partners, such as pharmaceutical and fine chemical manufacturers. Each of these relationships will involve negotiation of terms and fees. We cannot be certain that we will be able to negotiate profitable relationships or that we can successfully fulfill our obligations under development agreements that will allow us to continue these relationships.

We will need to create and grow our scientific, sales and support operations.

We will need to create and substantially grow our direct and indirect sales operations, both domestically and internationally, in order to create and increase market awareness and sales of our products and services. The sale of our products and services will require the engagement of sophisticated and highly knowledgeable sales personnel. Similarly, the anticipated complexity of our products and services and the difficulty of customizing them will require us to hire research and development personnel and customer service and support personnel, highly trained in chiral chemistry and chemical engineering. Competition among our company and others to retain qualified sales personnel, chemists and chemical engineers is intense due to the limited number of available qualified candidates for such positions. Many of our competitors are in a financial position to offer potential employees greater compensation and benefits than those which may be offered by us. Failure to recruit and retain such persons will have a material adverse effect on our business operations.

We are dependent on a few customers.

In fiscal 2005, we sold our proprietary products and services to a total of approximately 35 customers. During 2005, we had one customer, a major biopharmaceutical company, which accounted for approximately 64 percent of our total revenues. In 2004, we had two customers, one a major pharmaceuticals company and the other a biotechnology company, that accounted for approximately 34 percent and 26 percent of our revenue, respectively. The loss of these accounts would have a material adverse effect on our business.

We are dependent on a few vendors.

The Company had one vendor who accounted for approximately 45% of the total cost of sales and inventory purchases for the year ended December 31, 2005.

Our future success is dependent on the management of our potential growth.

Our future success depends upon our ability to grow our business. Such growth, if it occurs, will require us to establish management and operating systems, hire additional technical support and sales personnel, and establish and maintain our own independent office, research and production facilities. Failure to manage that growth efficiently could have a material adverse affect on our business.

Risks Relating to Our Chiral Industry

We face intense competition.

We compete directly with the in-house research departments of fine chemical, pharmaceutical and biotechnology companies, as well as contract research companies, and research and academic institutions. Many of our competitors have greater financial and other resources than us. As new companies enter the market and as more advanced technologies become available, we expect to face increased competition. In the future, any one of our competitors may develop technological advances that render obsolete the products or services that we provide or may provide in the future. While we plan to develop new and better technologies, which will give us competitive advantages, our competitors plan to do the same. We may not be able to develop the technologies we need to successfully compete in the future, and our competitors may be able to develop such technologies before we do. Consequently, we may not be able to successfully compete in the future.

The fine chemical, pharmaceutical and biotechnology industries involve rapidly changing technologies.

Rapid technological change and uncertainty due to new and emerging technologies characterize the drug and fine chemical development industries. We may not be able to develop, integrate and market, on a timely basis, the new and enhanced products and services necessary to keep pace with competitors. Failure to anticipate or to respond to changing technologies, or significant delays in product development or introduction, could cause our customers to delay or decide against purchases of our products or services.

Since many of or customers and potential customers are pharmaceutical and biotechnology companies, we are and will be subject to risks, uncertainties and trends that affect companies in these industries.

For the foreseeable future, we will derive a substantial portion of our revenue from pharmaceutical and biotechnology companies. As a result, we will be subject to risks and uncertainties that affect the pharmaceutical and biotechnology industries and possible reduction and delays in research and development expenditures by companies in these industries. Our future revenues may also be adversely affected by mergers and consolidation in the pharmaceutical and biotechnology industries, which will reduce the number of potential customers.

In particular, pharmaceutical and biotechnology companies face significant regulation by governmental entities in the United States and other countries. The nature and the extent to which such regulation may apply to our customers will vary depending on the nature of any such customers’ products. Most of the pharmaceutical products developed by our customers will require regulatory approval by governmental agencies prior to commercialization. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA and by foreign regulatory authorities. Various federal and, in some cases, state laws also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time consuming, can cause significant delays in the commercialization of a drug, and often require the expenditure of substantial resources. To the extent our customers experience significant delays in obtaining the necessary regulatory approvals to market their pharmaceutical products, or are unable to obtain such approvals at all, these customers will not purchase our proprietary ligands and other services used in the manufacture of the ultimate pharmaceutical product.

We may be held liable for harm caused by drugs that our customers develop and test.

Often times, our ligands will be used by our customers to produce drugs for human use. If any of the drugs cause injuries or illness to people, we may be required to incur substantial costs in defending against claims and may be required to pay damages arising therefrom. Although we have liability insurance and will use commercially reasonable efforts to obtain indemnification covenants from our customers for their use of our products, such protections may not be sufficient to protect us from the cost of such claims. Damages awarded in a product liability action could be substantial and could have a material adverse effect on our financial condition.

We may be held liable for contamination or other harm caused by hazardous materials that we use.

Some of our research and development processes involve the use of hazardous materials and, therefore, we are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury. We may also incur expenses relating to compliance with environmental laws. Such expenses or liability may have a material adverse effect on our financial condition.

Risks Relating to Our Chiral Technology

We may not be able to license technologies that we need to conduct our business.

In addition to the technologies that we develop, we will rely heavily on technologies that we license from other companies or institutions. We may not be able to license technologies that we need in the future or we may be unable to license such technologies on a commercially reasonable basis. Although our license agreement with the PSRF provides that we are entitled to use any “improvements” subsequently made to the technologies we currently license, the PSRF has no obligation to license any “new” technologies discovered by Dr. Zhang and researchers at PSU. If we are unable to license the technologies we need in the future, or to license or otherwise acquire such technologies on commercially reasonable terms, we may experience increased costs (and, therefore, reduced profits) or be unable to engage in certain activities that require those technologies. Accordingly, failure to license the technologies we need in the future or otherwise acquire such technologies on commercially reasonable terms could have a material adverse effect on our business operations.

Our success will depend on our ability to protect our proprietary technology.

Our rights to a substantial portion of our technology are as the exclusive licensee to several United States patents and a number of United States and foreign pending patent applications held by the PSRF, including the ligands that comprise our Chiral ToolKit. These patents and patent applications are based primarily upon the work of Dr. Zhang, our CTO, who is also an associate professor at the PSU. Our success will depend largely on our ability, and the ability of our licensors and licensees, to obtain patents for their technologies and products, if any, resulting from the application of such technologies, defend patents once obtained, and maintain trade secrets.

If we are unable to protect our intellectual property, or incur significant expense in doing so, our business, operating results and financial condition may be materially adversely affected. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive.

Our success and ability to compete are substantially dependent upon our internally developed products and services, which we currently protect through the use of United States and foreign patents. To the extent such products and services are not patentable; we will rely on trade secret protection. As with other knowledge-based products, however, our patent positions rest on complex factual and legal issues that are not entirely resolved and there can be no assurance that the patents utilized by us will adequately protect our proprietary products and services. Although we have taken steps to protect our unpatented trade secrets and know-how, in part through the control of access to such information and through the use of confidentiality agreements with our employees, consultants and certain of our contractors, customers and potential customers, there can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently developed or discovered by competitors. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. We anticipate that policing unauthorized use of our products will be difficult, and we cannot be certain that the steps we intend to take to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, will be successful. Other companies may also independently develop substantially equivalent information.

Foreign laws may not afford us sufficient protection for our intellectual property rights and, in certain cases; we may not seek patent protection outside the United States.

We believe that our success will depend, in part, upon our ability to obtain international protection for our intellectual property. We have existing foreign customers and believe we will have access to large markets oversees. The laws of some foreign countries may, however, not be as comprehensive as those of the United States and may not be sufficient to protect our proprietary rights abroad. In addition, in certain cases, we may decide not to pursue patent protection outside the United States, because of cost and confidentiality concerns. Accordingly, our international competitors could obtain foreign patent protection for, and market overseas, technology for which we are seeking United States patent protection, though such competitors’ patent protection generally requires such competitors to make their patent filings prior to information on our relevant inventions becoming sufficiently available under local law as to block the availability of such competitors’ patent protection.

Our technology may infringe on the proprietary rights of others.

We anticipate that other patents that we license or may license in the future will be increasingly subject to infringement claims due to the rapid development of chiral chemistry and competitors in our industry. In fact, one potential competitor, Solvias, AG, based in Basel, Switzerland, notified us in July 23, 2002, of its claim that one of the patented ligands we license from the PSRF infringes on a patent that Solvias licenses from BASF Group, AG. Some of our other competitors or our potential competitors may have filed or intend to file patent applications that may make claims that conflict with the claims of the patents that we license. We cannot be certain that these competitors or other third parties will not assert infringement claims against us with respect to our products and technology. Any infringement claim, including Solvias’ claim, regardless of its merit, could be time-consuming and expensive to defend. Such claims may also require us to enter into royalty or licensing agreements in order to continue using the disputed technology. In the event we could not afford to defend our company against an infringement claim or are not able to enter into a license or royalty agreement on commercially favorable terms, or at all, we may be required to abandon the technology that is subject to such claims.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,”  “could,”  “should,”   “anticipate,”  “believe,”  “estimate,”  “expect,”  “intend,”  “plan,”  “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which are subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition in conjunction with the financial statements contained in this prospectus beginning at page F-1. This discussion includes “forward-looking” statements that reflect our current views with respect to future events and financial performance. We use words such as we “expect,”  “anticipate,”  “believe,” and “intend” and similar expressions to identify forward-looking statements. Investors should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events, particularly those risks identified in the “Risk Factors” section of this prospectus, and should not unduly rely on these forward looking statements.

Overview

We operate two distinct business units - drug development and chiral products and services. Since our inception in October 2000, we have focused our efforts and resources primarily on our chiral products and services, especially the development of asymmetric catalysis technology. Through our chiral products and services business, we develop chemical catalysts and other products used in the synthesis of desired isomers of chiral molecules. Our primary intellectual property relating to our chiral business consist of a series of patents and related items to which we hold an exclusive, worldwide license from the Pennsylvania State Research Foundation (“PSRF”), the technology development arm of the Pennsylvania State University (“PSU”). Our license from PSRF covers certain inventions discovered by our Chief Technology Officer (“CTO”) prior to November 8, 2002.

In August 2004, we determined to expand our business model to also include the acquisition, development and commercialization of therapeutic drug compounds. Accordingly, we restructured our operations by contributing all of our operating assets relating to our chiral products and services business, which has been our historical business since inception, to a wholly-owned subsidiary that was subsequently renamed Chiral Quest, Inc. In addition, we changed our name to VioQuest Pharmaceuticals, Inc. and formed a new subsidiary to focus on drug development. In October 2005, to further our drug development business, we acquired Greenwich Therapeutics, Inc., a privately-held New York biotechnology company with exclusive license rights to development and commercialize two oncology drug candidates known as sodium stibogluconate, or “SSG” (“VQD-001”) and triciribine-phosphate, or “TCN-P” (“VQD-002”). Both of these drug candidates are in early stages of development and cannot be sold until we have obtained the approval of the U.S. Food and Drug Administration, or a comparable regulatory body in foreign countries.

Since inception, we have incurred a cumulative deficit of $20,269,392, and cash used in operating activities totaled $3,741,854 for the year ended December 31, 2005. We expect our operating losses to increase over the next several years, primarily related to our drug development and costs associated with clinical programs, milestone payments to both the Cleveland Clinic Foundation and the University of South Florida for the development of VQD-001 and VQD-002, respectively, in addition to providing capital to our Chiral Quest subsidiary in efforts to expand our sales and marketing resources, manufacturing capabilities, research and development programs, and the hiring of additional chemists.

Our ability to achieve profitability depends upon, among other things, our ability to discover and develop products (specifically new “ligands”), and to develop our products on a commercial scale through a cost effective and efficient process. To the extent that we are unable to produce, directly or indirectly, ligands in quantities required for commercial use, we will not realize any significant revenues from our technology. Moreover, there can be no assurance that we will ever achieve significant revenues or profitable operations from the sale of any of our products or technologies. Risks associated with our business are more thoroughly addressed in the section in this prospectus entitled “Risk Factors.”

Since our inception, we have generated sales but not yet generated any net profits. Our management believes that our sales and marketing capabilities, manufacturing expansions, progress of our research and development (“R&D”) programs’ technological advances, the status of competitors, and our ability to establish sales arrangements with new customers will need to grow in order for us to be able to obtain significant licensing and manufacturing agreements with large fine chemical and pharmaceutical companies. We believe that our manufacturing capacity will be enhanced with our laboratory space located in Monmouth Junction, New Jersey that was leased in June 2003, in addition to the laboratory space that was leased in December 2004, located in Jiashan, China.

Results of Operations - Years Ended December 31, 2005 vs. 2004

Our revenues for the year ended December 31, 2005 were $3,804,654 as compared to $1,485,148 for the year ended December 31, 2004. For the year ended December 31, 2005, approximately 85% of total revenue was derived from customized process development services, 11% of total revenues were derived from the sales of our proprietary technology consisting of ligands, catalysts, building blocks, and approximately 4% of total revenues were derived from option fee income, feasibility screening sales, and other services sales provided to pharmaceutical and fine chemical companies worldwide. The overall increase in 2005 revenue is attributable primarily from a four fold increase from 2004 revenue from customized process development services. We continue to anticipate that sales of our proprietary ligands, catalysts, building blocks, and customized process development services will contribute to a greater percentage of revenues as we have expanded our manufacturing capacity to commercial scale during 2005.

Our gross profit of 36% for the year ended December 31, 2005, decreased from 44% for the year ended December 31, 2004, as a result of a greater percentage of 2005 revenues being attributed to customized process development services, as compared to 2004 revenues consisting of a greater percentage of our proprietary ligands, and catalysts yielding higher margins for the year ended December 31, 2004.

Cost of goods sold for the year ended December 31, 2005 were $2,427,456 as compared to $837,653 for the year ended December 31, 2004. The increase in cost of goods sold is attributed to increased sales, raw material costs, outsourcing materials and labor costs, in addition to the allocation of direct labor and overhead expenses to finished goods. Direct labor costs and overhead expenses were allocated from compensation and rent expenses as part of the overall general operating expenses.

Management and consulting expenses for the year ended December 31, 2005 were $631,128 as compared to $626,709 for the year ended December 31, 2004. Management and consulting expenses consist of scientific advisory board fees, consulting fees related to the consultant agreement with our CTO, effective May 15, 2003, which required us to make payments of $10,000 per month. Management and consulting fees also consists of approximately $73,000 of stock option charges for the year ended December 31, 2005, resulting from the fair value of options issued to consultants, and scientific advisory board members granted during the second, third and fourth quarters of 2003 accounted for under variable accounting. Management and consulting fees also consists of a one-time charge of $190,000 during the third quarter of 2005, from the Company awarding 200,000 restricted shares of its common stock to a consultant.

In-process research and development costs of $7,975,218 are attributed to the acquisition of Greenwich Therapeutics, Inc. in October 2005. The acquisition costs are comprised of: $5,995,077 related to the calculated value of 8,564,395 shares of the Company’s common stock issued to Greenwich Therapeutics’ shareholders valued at $.70 per share ($.70 per share value was based upon the average stock price of the Company’s common stock a few days before and a few days subsequent to the July 7, 2005 definitive merger agreement announcement), $986,039 related to the calculated value of 2,000,000 warrants issued to Greenwich Therapeutics’ shareholders using the Black-Scholes stock option pricing model, $823,869 of debt the Company assumed as part of the merger of Greenwich Therapeutics which is comprised of license fees and legal fees incurred by Greenwich Therapeutics, in addition to $170,234 of legal, audit, and consultant’s fees charged for a fairness opinion as part of the valuation analysis of the merger with Greenwich Therapeutics.

Our Research and Development (“R&D”) expenses for the year ended December 31, 2005 were $1,418,668 as compared to $1,526,561 during the year ended December 31, 2004. The decrease is primarily attributed to the Company transitioning its focus from an R&D facility to large scale kilogram production of its proprietary technology for sale in commercial size kilogram quantities during 2005. R&D costs also decreased as a result of the Company reducing the number of post doctorates it sponsors at PSU, from four to two during the fourth quarter of 2005. The post doctorates develop reports on our technological feasibility of our proprietary technology in addition to preparing sample batches for analysis in the Monmouth Junction, New Jersey office. Also included in R&D are the purchases of additional laboratory materials and supplies such as chemicals, solvents, and glassware utilized as part of the facility’s test pilot programs used for the formulation and analyzing our proprietary products during 2005 and 2004, to determine their technological feasibility and to further develop and enhance our R&D processes to determine the Company’s manufacturing capabilities. The agreement with PSU required us to fund services of two post-doctorate fellows who, under the supervision of the CTO, conduct research and provide research quantities of chiral ligands to us. This agreement has been extended to April 14, 2006. The approximate obligation payable by us for the remaining period from January 1, 2006 through the end of the agreement dated April 14, 2006 is approximately $31,000. From October 2002 through December 31, 2005, the Company has paid and incurred expenses of approximately $872,000 pursuant to the agreement. This amount consists principally of four post-doctorate salaries, fringe benefits, materials and supplies for the stated period. In addition, during 2005, we expanded our China laboratory facility, which also enabled us to determine the technological feasibility of our proprietary ligands and catalysts for use in various applications. In connection with the facility’s expansion, numerous lab supplies and chemicals were purchased. Following our acquisition of VQD-001 and VQD-002 in October 2005, we expect our R&D expenditures to significantly increase during the Company’s fiscal year 2006, as a result of development of our drug compounds, including manufacturing costs and expenditures related to our clinical trials.

Selling, general and administrative (“SG&A”) expenses for the year ended December 31, 2005 were $4,199,271 as compared to $2,377,021 for the year ended December 31, 2004. This increase in SG&A expenses was due in part by the increased number of senior executive employees, and associated recruiting costs, during 2005 for our drug development subsidiary. In addition, SG&A increased due to the hiring of several laboratory chemists to work at the newly expanded laboratory facility in China, and at our facility in Monmouth Junction, New Jersey. SG&A also increased as a result of higher rent expense for the Monmouth Junction, New Jersey facility due to laboratory expansions, in addition to costs associated to opening the Basking Ridge, New Jersey facility and increased rent expense, additional spending on advertising and promotion expenses, increased travel expenses for new business development opportunities and higher administrative expenses associated with having more employees such as insurance and employer payroll taxes.

Depreciation and amortization expenses for the year ended December 31, 2005 were $266,510 as compared to $179,034 for the year ended December 31, 2004. This increase is attributed to depreciation and amortization expenses related to fixed asset purchases for office equipment, computer equipment, laboratory equipment and leasehold improvements for the newly expanded leased facility in China and the leased facility in New Jersey.

Interest income for the year ended December 31, 2005 was $42,552 as compared to $38,272 for the year ended December 31, 2004. The increase in interest income was caused by higher cash reserves resulting from the private placement of our common stock during October 2005.

Income tax benefit for the year ended December 31, 2005 was attributed to the sale of the Company’s New Jersey net operating loss carryforwards for the years ended December 31, 2004 and 2003.

Our net loss for the year ended December 31, 2005 was $12,834,629 as compared to $4,023,558 for the year ended December 31, 2004. The increased net loss in 2005 was principally a result of the in-process research and development costs of $7,975,218 resulting from our acquisition of Greenwich Therapeutics, Inc., in October 2005. Additionally, the increased net loss in 2005 from 2004 also resulted from higher SG&A expenses from the hiring of senior executives for our drug development business and associated recruiting costs, marketing and advertising expenses, travel expenses for new business development opportunities, costs associated with the expansion of our China facility, as well as increased legal and accounting expenses associated in reporting as a public company. We expect losses to continue and increase in the next year as we expand our drug development program, which include clinical program costs, milestone payments to both the Cleveland Clinic Foundation and the University of South Florida for the development of VQD-001 and VQD-002 respectively, in addition to providing sales and marketing, and R&D resources to our Chiral Quest subsidiary. Our net loss was offset by $236,416 which pertains to the sale of our New Jersey net operating losses from 2004 and 2003.

Results of Operations - Years Ended December 31, 2004 vs. 2003

Our revenues for the year ended December 31, 2004 were $1,485,148 as compared to $669,036 for the year ended December 31, 2003. For the year ended December 31, 2004, approximately 8% of total revenue was derived from the amortization of option fee income pertaining to the licensing of our intellectual property and 92% of total revenue was derived from customized process development services sold to third parties (accounting for 47% of total 2004 revenue), sales of our catalysts and ligands (34% of total 2004 revenue), and feasibility screening reports provided to clients (11% of total 2004 revenue). The overall increase in 2004 revenue is attributable primarily from a 75% increase from 2003 revenue from contracts for customized process development services. In addition, the increase in 2004 revenues is also attributable to our selling and production capabilities transitioning from an academic Research and Development sales volume level, to a commercial sales volume quantity level for its ligands, catalysts, and customized process development services. As a result, revenue from sales of catalysts and ligands increased five fold from 2003 because we were able to sell greater quantities and a wider variety of our proprietary ligands and catalysts to an expanded customer base that more than doubled in 2004 compared to 2003. Revenue from feasibility screening in 2004 also increased three fold from 2003 levels. We anticipate that sales of our proprietary ligands and catalysts and customized process development services will continue to comprise a greater percentage of our revenues in the future as we expand our manufacturing capabilities.

Our gross profit decreased for the year ended December 31, 2004, as compared to December 31, 2003, as a result of our 2004 revenues being significantly derived from the sale of ligands and catalysts products and services versus a greater percentage of revenues derived from option fee income pertaining to a license agreement for the fiscal year ended 2003. For the year ended December 31, 2003, approximately 20% of total revenue was derived from the amortization of option fee income and 80% of total revenue was comprised of sales or our ligands.

Cost of goods sold for the year ended December 31, 2004 was $837,653 as compared to $196,045 during the year ended December 31, 2003. The increase of cost of goods sold is attributed to increased sales, associated manufacturing costs of scaling operations to a commercialized level, in addition to the allocation of direct labor and overhead expenses to finished goods. These expenses were allocated from compensation and rent expenses as part of the overall general operating expenses.

Management and consulting expenses for the year ended December 31, 2004 were $626,709 as compared to $361,622 during the year ended December 31, 2003. The overall increase in 2004 from 2003 was primarily caused by an increase in consulting expense. Consulting expense increased due to the consultant agreement entered with our CTO, which required us to make payments to our CTO of $10,000 per month effective May 15, 2003. Management and consulting expense also increased as a result of consulting fees paid to our Scientific Advisory Board members for services provided during 2004. In addition, consulting expense increased from the amortization of stock options issued to consultants, Scientific Advisory Board members, during the second, third and fourth quarters of 2003.

Our Research and Development (“R&D”) expenses for the year ended December 31, 2004 were $1,526,561 as compared to $639,426 during the year ended December 31, 2003. This increase resulted primarily from the R&D costs associated to preparing and analyzing several test pilot programs of our proprietary technology related to the Company’s developmental manufacturing processes and commercial scale up capabilities to satisfy manufacturing requirements. The R&D costs include the sponsoring of four post doctorates at PSU to develop reports on our technological feasibility of our proprietary technology in addition to preparing sample batches for analysis in the Monmouth Junction, NJ office. Also included in R&D are the purchases of additional laboratory materials and supplies such as chemicals, solvents, glassware used as part of the facility’s test pilot programs used for the formulation and analyzing of our proprietary products during 2004 to determine their technological feasibility and to further develop and enhance our research and development processes to determine the Company’s manufacturing capabilities. The agreement with PSU required us to fund services of four post-doctorate fellows who, under the supervision of the CTO, conduct research and provide research quantities of chiral ligands to us. This agreement has been extended to April 14, 2005. The approximate obligation payable by us for the remaining period from January 1, 2005 through the end of the agreement dated April 14, 2005 is approximately $98,000. From October 2002 through December 31, 2004, the Company has paid and incurred expenses of approximately $596,000 pursuant to the agreement. This amount consists principally of four post-doctorate salaries, fringe benefits, materials and supplies for the stated period. In addition, during the first and second quarters of 2004, we expanded our laboratory facility in New Jersey, which enabled us to commercialize our proprietary ligands and catalysts. In connection with the facility’s expansion, numerous lab supplies and chemicals were purchased. Accordingly, we incurred significant R&D expenses in the first and second quarters due to the laboratory expansions of the New Jersey facility, along with the increased costs of using the facility and chemists at PSU.

Selling, general and administrative (“SG&A”) expenses for the year ended December 31, 2004 were $2,377,021 as compared to $1,415,182 during the year ended December 31, 2003. This increase in SG&A expenses was due in part by the resignation of our CEO in April 2004, of which we incurred $375,000 in severance costs in 2004. In addition, SG&A increased due to the hiring of several laboratory chemists to work at the newly expanded laboratory facility in New Jersey. SG&A also increased as a result of the reporting obligations as a public company, increased rent expense for the Monmouth Junction, New Jersey facility due to laboratory expansions, additional spending on advertising and promotion expenses, increased travel expenses for new business development opportunities and higher administrative expenses associated with having more employees such as insurance and employer payroll taxes.

Depreciation and amortization expenses for the year ended December 31, 2004 were $179,034 as compared to $86,325 during the year ended December 31, 2003. This increase is attributed to depreciation and amortization expenses related to fixed asset purchases for office equipment, computer equipment, laboratory equipment and leasehold improvements for the newly expanded leased facility in New Jersey.

Interest expense for the year ended December 31, 2004 was $0 as compared to $2,809 during the year ended December 31, 2003. Interest expense for the year ended December 31, 2003 is attributed to the promissory notes issued between July 2002 through February 2003 owed to Paramount BioCapital (See Note 13 of the Company’s accompanying notes to the consolidated financial statements), which were fully paid and discharged in February 2003.

Interest income for the year ended December 31, 2004 was $38,272 as compared to $13,973 during the year ended December 31, 2003. The increase in interest income was caused by significantly higher cash reserves obtained after private placement of our common stock during February 2004.

Our net loss for the year ended December 31, 2004 was $4,023,558 as compared to $2,018,400 for the year ended December 31, 2003. The increased net loss in 2004 from 2003 was primarily due to increased SG&A expense from severance compensation to our former CEO and the hiring of additional personnel, together with increased R&D expense incurred as a result of the commercial scale up of our proprietary catalysts and ligands, as well as increased legal and accounting expenses associated with the private placement of our common stock, and expenses in reporting as a public company. We expect losses to continue and increase in the next year as we expand our laboratory space in China, purchase more chemicals and raw material compounds, and hire additional employees.

Liquidity and Capital Resources

As of December 31, 2005, we had working capital of $4,883,142 and cash and cash equivalents of $6,021,399.

Our net cash used in operating activities for the year ended 2005 was $3,741,854 and our net loss of $12,834,629 was offset by $7,975,218, a non-cash charge of in-process research and development costs related to the merger of Greenwich Therapeutics, an increase in accounts payable and accrued expenses of $832,289 and $380,270, respectively, as a result of the Company conserving cash at year end, offset by a decrease in deferred revenue of $523,842, resulting from prepayments provided by customers in 2004, and the Company subsequently shipping products and providing services to those customers during 2005, stock-based compensation to scientific advisory board members of $170,077 and $190,000 pertaining to restricted shares of the Company’s common stock issued to a consultant during the third quarter of 2005, depreciation and amortization of fixed assets and intellectual property of $266,510. Operating activities also included a decrease in accounts receivable of $90,890, increases in inventory of $265,011 and security deposits of $38,819. Net cash used in the Company’s operating activities as a result of the Company’s net loss, also include additional employees hired during 2005, primarily senior executives for our drug development subsidiary, chemists for our Chiral Quest subsidiary, in addition to costs associated with the expansion of our China facility’s purchases for laboratory and office supplies.

Our net cash used in investing activities for the year ended 2005 was $785,703. Investing activities expenditures consisted principally of legal, audit and consultant fees of $170,234 related to the Greenwich Therapeutic’s merger, purchases of property, equipment, and leasehold improvements of $506,377, which was principally attributed to the China laboratory and office expansion, in addition to the Basking Ridge, New Jersey office opening, and payments for increased patent filings, and defense costs pertaining to our chiral proprietary intellectual property rights of $109,092.

Our net cash provided by financing activities for the year ended 2005 was $7,483,409. Financing activities consisted of $7,748,032 received as a result of our October 2005 private placement of approximately 8.4 million shares of our common stock at a price per share of $.75, net of $636,949 of costs associated to the agreement with Paramount BioCapital our placement agent. As a result of completing this financing, the Company was obligated to repay to Paramount BioCapital from costs incurred through Greenwich Therapeutics of $264,623, or approximately one-third of the debt incurred as part of the merger with Greenwich Therapeutics.

Financings

On February 25, 2004, we completed a private placement of our securities to accredited investors that resulted in gross proceeds of approximately $7.2 million. Investors in the private placement purchased an aggregate of approximately 4.8 million shares of our common stock at a price per share of $1.50 and received 5-year warrants to purchase one share of common stock at $1.65 per share for every two common shares purchased in the offering (a total of 2.4 million warrants). In connection with this offering, we paid an aggregate of $500,000 in selling agent commissions, of which Paramount BioCapital, Inc. (See Note 13 of the Company’s accompanying notes to the consolidated financial statements), received $300,000. Net proceeds to the Company, after deducting commissions and other expenses relating to the private placement, were approximately $6.7 million.

On October 18, 2005, we sold 11,179,975 shares of our common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.38 million. In addition to the shares of common stock, the investors also received 5-year warrants to purchase an aggregate of 4,471,975 shares at an exercise price of $1.00 per share. In connection with the private placement, we paid an aggregate of approximately $587,000 in commissions to Paramount BioCapital, Inc. (See Note 13 of the Company’s accompanying notes to the consolidated financial statements), which served as the placement agent in connection with the offering, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to us after deducting placement agent fees and other expenses relating to the private placement were approximately $7.5 million.

Current and Future Financing Needs. We have incurred negative cash flow from operations since we started business. We have spent, and expect to continue to spend, substantial amount in connection with executing our business strategy, including our planned development efforts relating to our drug candidates, our clinical trials, and our research and development efforts. Given the current and desired timelines of the clinical development of our two drug candidates, over the next 12 months we estimate that we will need approximately $2.5 million in order to fund our drug development activities. This amount includes $135,000 relating to milestone payments that we expect to provide to the Cleveland Clinic Foundation and the University of South Florida, in addition to costs associated to three Phase I clinical trials, (solid tumor trial for VQD-001 and solid and liquid tumor trials for VQD-002), such as manufacturing costs for our drug candidates, patient costs and Clinical Research Organization costs pertaining to our drug development programs.

Management anticipates that the Company’s capital resources will be adequate to fund its operations through the fourth quarter of 2006, assuming the Company achieves expected increases in revenue. If the Company is unable to increase revenues as expected, however, additional financing will be required during 2006 in order to fund operations. The most likely source of financing includes the private sale of our equity or debt securities or bridge loans to the Company from third party lenders. However, changes may occur that would consume available capital resources before that time. Our working capital requirements will depend upon numerous factors, including without limitation to the progress of our drug development and clinical programs, and milestone payments to both the Cleveland Clinic Foundation and the University of South Florida for the development of VQD-001 and VQD-002, respectively, and manufacturing costs, regulatory approvals, in addition to the resources we devote to our chiral subsidiary’s sales and marketing capabilities, manufacturing expansions, progress of our R&D programs technological advances, the status of competitors, and our ability to establish sales arrangements with new customers. Working capital will also be affected by the China facility expansion of office and laboratory space lease agreements that were entered into during 2004, along with the hiring of additional employees. Our management believes that by opening a facility in China to produce non-proprietary chemical building blocks and related compounds, we will be able to significantly decrease our manufacturing costs and expenses, which will enable us to cost-effectively produce our ligands and end products and make our products substantially more competitive and even more attractive to current and potential customers.

Contractual Obligations

License with The Cleveland Clinic Foundation (“CCF”). We have an exclusive, worldwide license agreement with CCF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001. We are obligated to make an annual license maintenance payment of $35,000 until the first commercial sale of VQD-001, at which time we are no longer obligated to pay this maintenance fee. In addition, the license agreement requires us to make payments in an aggregate amount of up to $4.5 million to CCF upon the achievement of certain clinical and regulatory milestones. Should VQD-001 become commercialized, we will be obligated to pay CCF an annual royalty based on net sales of the product. In the event that we sublicense VQD-001 to a third party, we will be obligated to pay CCF a portion of fees and royalties received from the sublicense. We hold the exclusive right to negotiate for a license on any improvements to VQD-001 and have the obligation to use all commercially reasonable efforts to bring SSG to market. We have agreed to prosecute and maintain the patents associated with VQD-001 or provide notice to CCF so that it may so elect. The license agreement shall automatically terminate upon Greenwich’s bankruptcy and upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by CCF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon thirty day’s written notice.

License with the University of South Florida Research Foundation, Inc.(“USF”) We have an exclusive, worldwide license agreement with USF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-002. Under the terms of the license agreement, we have agreed to sponsor a research project involving VQD-002 in the amount of $25,000 annually for the term of the license agreement.  In addition, the license agreement requires us to make payments in an aggregate amount of up to $5.8 million to USF upon the achievement of certain clinical and regulatory milestones. Should a product incorporating VQD-002 be commercialized, we are obligated to pay to USF an annual royalty based on net sales of the product. In the event that we sublicense VQD-002 to a third party, we are obligated to pay USF a portion of fees and royalties received from the sublicense. We hold a right of first refusal to obtain an exclusive license on any improvements to VQD-002 and have the obligation to use all commercially reasonable efforts to bring VQD-002 to market. We have agreed to prosecute and maintain the patents associated with VQD-002 or provide notice to USF so that it may so elect. The license agreement shall automatically terminate upon Greenwhich’s bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by USF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon six month’s written notice.

Critical Accounting Policies and Estimates

Impairment of Long Lived Assets

The Company evaluates the recoverability of its long-lived assets, property and equipment and amortizable intangible assets, where indicators of impairment are present, by reviewing current and projected profitability or undiscounted cash flows of such assets. Property and equipment and intangible assets that are subject to depreciation and amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. For the years ended December 31, 2005 and 2004, the Company determined that impairment to its long-lived assets did not occur. Accordingly, no material impairment loss was recorded for the years ended December 31, 2005 and 2004. Management has determined based upon the useful lives of its intellectual property rights the future economic benefits exceed their carrying costs.

Revenue Recognition

Revenues are comprised principally of four main components: (1) the licensing of PSRF’s technology, (2) the sale of proprietary ligands and catalysts, (3) feasibility screening, and (4) custom contract synthesis development services. In determining net revenues, the Company recognizes revenues based upon shipments and the invoicing of its products and services. For the year ended December 31, 2005, the majority of our revenue was derived from customized process synthesis development services accounting for 85% of sales, sales of our catalysts and ligands and building blocks accounting for 11% of sales, and feasibility screening reports and license fee income accounting for 4% in total, provided to our customers. For the year ended December 31, 2004, approximately 8% of total revenue was derived from the amortization of option fee income pertaining to the licensing of our intellectual property and 92% of total revenue was derived from customized process synthesis development services, sales of our catalysts and ligands, and feasibility screening reports provided to our customers. For the year ended December 31, 2003, approximately 80% of total revenue was derived from sales of our ligands, feasibility screening and customized process development services sold to our customers and 20% of total revenue was derived from the amortization of option fee income pertaining to the licensing of our intellectual property. For the year ended December 31, 2002, approximately 85% of total revenue was derived from the amortization of option fee income and 15% of total revenue was comprised of sales or our ligands. Revenues as they relate to the licensing of the Company's rights to PSRF's intellectual property are recognized over the applicable license periods. The Company assumes the financial risks related to these revenues by financing the research and development of PSRF's technology as well as the defense of PSRF's patents. Deferred revenue in the accompanying consolidated balance sheets represents amounts prepaid by customers to the Company for services to be performed and products to be delivered at a subsequent date. These deferred amounts will be recognized as revenue when earned. Revenues as they relate to the sale of manufactured proprietary ligands and catalysts are recognized upon the shipment of the ligands to the customer. Revenues as they relate to feasibility screening are recognized upon the completion of project reports and investigational studies. Revenues as they relate to custom contract synthesis development services are recognized upon the shipment of finished products.

 Accounting for Stock-Based Compensation

The Company accounts for its employee and director stock option plans in accordance with APB 25, “Accounting For Stock Issued To Employees,” and related interpretations. The Company measures compensation expense for employee and director stock options as the aggregate difference between the market value of its common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the exercise prices are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over vesting period. Management has determined the estimates used for the volatility, and criteria in the Black-Scholes calculation for accounting for stock-based compensation are deemed to be reasonably accurate and the approach to estimating stock-based compensation will not materially change in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as that term is defined by applicable SEC regulation.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123R “Accounting for Stock-Based Compensation.” SFAS 123R establishes standards for the accounting for transactions in which; an entity exchanges its equity instruments for goods or services. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the fair value of such equity instruments, including employee stock options, be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123R, only certain pro forma disclosures of fair value were required. SFAS 123R shall be effective for the Company as of the beginning of the first quarter 2006 The Company is evaluating the impact of this pronouncement and its affects on our financial statements. We believe the adoption of SFAS 123R will increase compensation expense as compared to amounts disclosed in our prior historical financial statements.

OUR COMPANY

Overview

We have two distinct business units - Drug Development and Chiral Products and Services. Our drug development business focuses on acquiring, developing and eventually commercializing human therapeutics in the areas of oncology, and antiviral diseases and disorders for which there are current unmet medical needs. We currently have the exclusive rights to develop and commercialize two oncology drug candidates. Our chiral business, which we operate through our wholly-owned subsidiary, Chiral Quest, Inc., provides innovative chiral products, technology and custom synthesis development services to pharmaceutical and fine chemical companies in all stages of a products’ lifecycle.

Corporate History; Mergers and Reincorporation Transactions

We were originally formed in October 2000, as a Pennsylvania limited liability company under the name Chiral Quest, LLC. In February 2003, we completed a reverse acquisition of Surg II, Inc., a publicly-held Minnesota shell corporation and were renamed Chiral Quest, Inc. In August 2004, we were renamed VioQuest Pharmaceuticals, Inc. In October 2005, we reincorporated under Delaware law by merging into a wholly-owned subsidiary incorporated under Delaware law.

Immediately following the reincorporation, we acquired Greenwich Therapeutics, Inc., a privately-held, New York City based drug development company, in a merger transaction in which we merged our wholly-owned subsidiary VioQuest Delaware, Inc., with and into Greenwich Therapeutics, with VioQuest Delaware, Inc., remaining as the surviving corporation and our wholly-owned subsidiary. As a result of the acquisition of Greenwich Therapeutics, we acquired the rights to develop and commercialize two oncology drug candidates - VQD-001, Sodium Stibogluconate, also called “SSG” and VQD-002, Triciribine-Phosphate, or “TCN-P”.

Cancer Overview

Cancer develops when abnormal cells in the body begin to grow out of control. These cancer cells will outlive normal cells and go on to form additional cancerous cells. The danger is that these cells will often travel to other parts of the body and replace normal tissue, a process called metastasis. Frequently, these metastases ultimately lead to a patient’s death. Although the exact cause of cancer is still uncertain, it is believed that genetics and environmental toxins play a role.

The American Cancer Society estimates that 1,372,910 new cases of cancer will be diagnosed in 2005 alone. The National Institute of Health estimated an overall cost of cancer to be $189.8 billion in 2004. This cost includes $69.4 billion in direct medical expenses, $16.9 billion in indirect morbidity costs, and $103.5 billion in indirect mortality costs. This year, 570,280 deaths are expected to be due to cancer or one in four deaths in the United States (“U.S.”). For all types of cancer diagnosed between 1995 and 2000 combined, the 5-year relative survival rate is 64%.

Cancer is the second leading cause of death in America. In the U.S., half of all men and one third of all women will develop cancer at some point in their lives. Since 1990, over 17 million new cancer cases have been diagnosed. A number of drugs are used in the treatment of cancer. These drugs are used to reduce pain, prolong the life of the patient, send the cancer into remission or eliminate the cancer completely. There is great opportunity for improvement in all types of cancer treatment. Recognizing this vast health and commercial opportunity, we acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases.

Drug Development

Through our drug development business, we acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases. Through our acquisition of Greenwich Therapeutics, Inc. in October 2005, we obtained the rights to develop and commercialize two oncology drug candidates - VQD-001 and VQD-002. The rights to our two oncology drug candidates, VQD-001 and VQD-002, were granted by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. These licenses give us the right to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001 and VQD-002.

VQD-001 - Sodium Stibogluconate (SSG)

VQD-001 is a pentavalent antimonial drug that has been used for over 50 years in parts of Africa and Asia for the treatment of leishmaniasis, a protozoan disease. Recent research at the Cleveland Clinic suggests that VQD-001 may also become a new treatment for some types of cancer.

Interferon and other cytokines are important in controlling malignancy; their mechanism of action depends on their ability to signal via the Janus kinase, Jak/Stat, pathways. The Jak/Stat pathway is regulated, in part, by the SRC homology phosphatases, SHP-1 and SHP-2.  Experiments with VQD-001 have shown that it inhibits recombinant SHP-1. Since SHP-1 downregulates Jak/Stat, VQD001 promotes the Jak/Stat pathway and augments interferon and other cytokine activity. Thus, it is hypothesized that treating cancer patients with VQD-001 will potentiate the intrinsic cytokine/interferon signaling through the Jak/Stat pathway, resulting in greater cancer cell death (apoptosis).

This effect on cancer cells, along with its apparent ability to enhance the body’s immune system make it an attractive drug candidate for oncology. Furthermore, its historically acceptable toxicity profile as an anti-leishmaniasis drug, indicates to us that VQD-001 is an attractive drug candidate to evaluate as an anti-cancer agent. To date, we have not submitted any application to the U.S. Food and Drug Administration (“FDA”), although the Cleveland Clinic has filed an investigator, investigational new drug (“IND”) application, which has been accepted by the FDA, and pursuant to which it is conducting a clinical trial with VQD-001.

Preclinical Data

Scientists have shown that VQD-001, alone, inhibits prostate, bladder, colon, melanoma and renal cancer cell lines as well as multiple myeloma and lymphoma cell lines (in vitro). Interferon also inhibits some of these cell lines, but cells often develop resistance to interferon. When VQD-001 is combined with interferon, the growth-inhibitory effect of interferon is augmented, and in vitro resistance to interferon is overcome. Experiments in nude mice with cancer xenografts has shown that VQD-001 can control malignancies in vivo as well.

Potential Lead Indication of VQD-001

The standard of care for solid tumors, lymphoma, myeloma and certain other hematological malignancies, includes either chemotherapy and/or biologic therapy. Biologic treatment with Interferon alpha-2b, or “IFN a-2b,” has been moderately successful in controlling some of these malignancies. However, some tumors become refractory to treatment with IFN a-2b and the cancer continues to grow despite continued treatment. In addition, the toxicity profile of IFN a-2b often limits its clinical efficacy. We believe that the effectiveness of this existing treatment may be improved by using VQD-001 in combination with IFN a-2b. Specifically, we believe that VQD-001, due to its demonstrated ability to inhibit PTPases, will augment the anti-proliferative activity and improve the efficacy of IFN a-2b. Therefore, we believe that the efficacy of VQD-001 in combination with IFN a-2b as shown in preclinical studies together with its historically acceptable safety profile, may position it well as an effective combination therapy to treat solid tumors and certain other hematological malignancies.

Clinical Development

The safety profile of interferon alone and of VQD-001 alone is well known. Interferon has been used for decades as an anti-neoplastic agent and VQD-001 has been used for the treatment of leishmaniasis for years. VQD-001 is currently being used as the treatment of choice by the U.S. military for leishmaniasis which soldiers have contracted in Iraq. We believe that these two drugs can be safely combined.

VQD-001 is currently being studied in combination with IFN a-2b in a 24-patient Phase I clinical trial at the Cleveland Clinic Taussig Cancer Center in the treatment of refractory solid tumors, lymphoma and melanoma. The primary objective of this clinical trial is to confirm the tolerance, safety and determine the maximum tolerated dose, of VQD-001 in combination with IFN a-2b. In addition, the trial will also provide pharmacokinetic data, and a better understanding of how VQD-001 affects important biological and genetic pathways. This clinical trial is expected to be completed by the first half of 2007. Although it has no obligation to us to do so, the Cleveland Clinic intends to fund all costs associated with this clinical trial. In order to ensure this trial is completed, however, we may in the future agree to fund portions of this study. Further, if the Cleveland Clinic determines to discontinue the trials, we intend to continue product testing at an alternative facility such as a medical center or university to run our clinical trials. In order for us to sponsor clinical trials, however, it will be necessary for us to submit our own IND to the FDA. Pending a successful completion of this Phase I clinical trial, we anticipate initiating a Phase II trial in the second half of 2007. The Phase II trial will be designed to provide information concerning efficacy, among other information. Prior to a initiating the Phase II trial, we will need to apply for approval with the local IRB (“Institutional Review Board”) and identify the Principal Investigator to run the study. There may potentially be delays in receiving this approval, such as unforeseen safety issues and dosing issues.

In addition, we intend to conduct an additional Phase I clinical trial with VQD-001 under a corporate-sponsored IND. This 12-patient clinical trial with both VQD-001 and IFN a-2b is designed to determine the tolerance, safety and maximum tolerated dose of VQD-001. A corporate-sponsored IND will be filed with the FDA within the first half of 2006. Our Phase I clinical trial is expected to be completed in the first half of 2007. A Phase II clinical trial will be initiated immediately after the successful completion of our Phase I clinical trial.

Advantages Over Existing Developmental Therapeutics

Potential advantages of VQD-001 over existing therapies include VQD-001’s long history of use, favorable toxicity, side effect profiles, and efficacy in preclinical cancer models. As previously discussed, VQD-001 has been utilized in the treatment of leishmaniasis for over fifty years in parts of Africa and Asia. As published by the World Health Organization, leishmaniasis currently threatens 350 million men, women and children in 88 countries around the world. Leishmaniases are parasitic diseases with a wide range of clinical symptoms: cutaneous, (cutaneous forms of the disease normally produce skin ulcers on the exposed parts of the body such as the face, arms and legs). The disease can produce a large number of lesions - sometimes up to 200 - causing serious disability, and invariably leaving the patient permanently scarred, a stigma which can cause serious social prejudice; mucocutaneous (in mucocutaneous forms of leishmaniasis, lesions can lead to partial or total destruction of the mucous membranes of the nose, mouth and throat cavities and surrounding tissues). These disabling and degrading forms of leishmaniasis can result in victims being humiliated and cast out from society. And visceral leishmaniasis - also known as kala azar - is characterized by irregular bouts of fever, substantial weight loss, swelling of the spleen and liver, and anaemia (occasionally serious). If left untreated, the fatality rate in developing countries can be as high as 100% within 2 years.

VQD-001 has demonstrated favorable toxicity and side effect profiles, at dosages well in excess of the dosages we intend to utilize in our clinical trials in the treatment of cancer. Also, based on preclinical in vivo cancer models, we believe that VQD-001 may have better efficacy in treating refractory cancer than existing standards of care.

Competition

To our knowledge, no inhibitors of such PTPases have previously been demonstrated to be effective to treat cancer. CombinatoRx, Incorporated, a privately held biotechnology company, is developing a clinical drug candidate containing Pentamidine + Thorazine for the potential treatment of cancer. Pentamidine may also be a PTPase inhibitor and has also previously been used for the treatment of leishmaniasis. Hoffman-La Roche Inc. and Wyeth are investigating PTPase inhibitors for the potential treatment of non-insulin dependent diabetes.

Additional Potential Indication of VQD-001

As the Company continues to develop VQD-001, for indications primarily used for an oncology therapeutic, we are also in the process of possibly developing a treatment for leishmaniasis which is a parasitic disease as described above. During this process, we are exploring the possibility of obtaining Orphan Drug status for the treatment of leishmaniasis in the U.S. If accepted, we would anticipate filing a New Drug Application (“NDA”) with the FDA.

VQD-002 - Triciribine-Phosphate (TCN-P)

VQD-002 is a nucleoside analog that had been under development for many years as an anti-cancer therapy. It was chosen for clinical trials after preclinical work showed that it was more active than 1,991 other compounds in a NCI Diversity Set in terms of its ability to inhibit AKT-transformed cells. Since Akt has been shown to play a critical role in malignancy by inducing cell survival, growth, migration, and angiogenesis, researchers at The National Cancer Institute, or “NCI”, advanced VQD-002 into clinical trials in oncology in the 1980s and 1990s. While an anti-cancer signal was seen in those clinical trials in various tumor types, including sarcoma, colorectal, hepatic and breast cancers, the drug was discontinued due to side-effects (specifically, hyperglycemia and hepatotoxicity). The side effects were dose-related. In these trials, patients were not selected according to how strongly their tumors expressed AKT. Scientists now believe that lower doses of VQD-002 may be effective in treating patients whose tumors overexpress AKT because their tumors may be more sensitive to lower doses of VQD-002. Tumors with high levels of AKT expression, including some as breast, ovarian, colorectal and pancreatic cancers, are particularly difficult to treat with conventional therapies. Therefore, it is logical both from an efficacy and safety/tolerability perspective to test VQD-002 in patients with tumors that overexpress AKT.

Preclinical Data

Recent research performed at the Moffitt Cancer Center at the University of South Florida confirmed activity in tumor cell lines that overexpress AKT. Furthermore, in vivo studies showed that low doses of VQD-002 inhibited tumor growth in a murine human xenograft model only if the xenograft overexpressed AKT and not if AKT was not overexpressed. In both human tumor cell lines and in murine xenograft models VQD-002 inhibited tumor cell growth and promoted tumor cell death, a process known as apoptosis.

Potential Lead Indication of VQD-002

The efficacy of VQD-002 as an anti-cancer drug in previous clinical trials was limited by the side effects associated with its usage. We believe, however, that these side effects were closely related to the high dosage levels used in these trials. In addition, we believe that the hyperglycemia seen as a side effect may have resulted from VQD-002’s mechanism of action on Akt, as recent preclinical studies have shown that a deficiency of Akt impairs the ability of insulin to lower blood glucose, which could lead to a hyperglycemic condition. The previous NCI-sponsored clinical trials used dosages that ranged up to 256mg/m2, and these trials targeted tumors without regard to whether such tumors overexpressed Akt, since, at the time of such trials, the mechanism of action for VQD-002 was not fully understood. We believe, that based on the preclinical studies conducted to date, VQD-002 effectively and selectively induces apoptosis and inhibits growth in tumor cells with elevated levels of phosphorylated Akt at doses lower than those used in the previous clinical trials. Therefore, we believe that by selectively screening and treating only those patients with tumors that exhibit abnormal levels of phosphorylated Akt, VQD-002 in low doses may achieve tumor inhibition and regression without the significant side effects previously associated with its usage at higher dose levels. Our initial potential lead indication for VQD-002 will be for the treatment of solid tumors known to have abnormal levels of phosphorylated Akt, which constitute a significant percentage of all colorectal, ovarian, pancreatic and breast cancers.

Additional Potential Indications for VQD-002

While VQD-002 continues in clinical development for solid tumors that overexpress abnormal levels of phosphorylated Akt, we intend to explore, in consultation with our Scientific Advisory Board, management team and other consultants, VQD-002’s potential in the treatment for hematological and other liquid tumors, including leukemia. We intend to continue the preclinical and clinical development of VQD-002 in those indications in which we believe it shows potential.

Clinical Development

The FDA recently accepted an IND that we filed for the clinical development of VQD-002. We expect to begin our clinical trials in the first half of 2006 at the Moffitt Cancer Center at the University of South Florida in the treatment of metastatic colorectal, pancreatic, breast and ovarian tumors, in addition to initiating clinical trials for liquid tumors, elsewhere in the area of leukemia. We expect that each patient enrolled in the clinical trials will have either refractory solid or liquid tumors that have demonstrated abnormal levels of phosphorylated Akt on biopsied tumor samples. The primary objective of this clinical trial will be to confirm the tolerance, safety and determine maximum tolerated dose, of VQD-002. In addition, the trial will also provide pharmacokinetic data, and a better understanding of how VQD-002 impacts on levels of AKT in previously overexpressing tumors. It is expected these clinical trials will take approximately 12 months to complete. Pending the successful completion of these Phase I clinical trials, we anticipate initiating a Phase II clinical trial in the second half of 2007. Prior to initiating the Phase II clinical trial, we will need to apply for approval with the Institutional Review Board and the principal investigator to conduct the study. There may potentially be delays in receiving this approval, such as unforeseen safety issues and dosing issues.

Advantages over Existing Developmental Therapeutics

The planned clinical trials utilizing VQD-002 in patients that have tumors that exhibit abnormal levels of phosphorylated Akt is a strategy that we believe offers significant advantages over classic anticancer therapies. Our research indicates to us that low dose treatment with VQD-002 targets Akt. This “targeted therapy” takes advantage of the biologic differences between cancer cells and healthy cells. Since patients with tumors are pre-selected for these trials that overexpress Akt, this therapy is likely to be effective in a high percentage of patients treated at the appropriate dose and schedule. We expect that this will decrease both the clinical trial regulatory time period, and also the costs associated with such clinical trials, as compared to traditional anticancer products currently in clinical development.

Competition

There is currently no approved Akt inhibitor on the market. Keryx Biopharmaceuticals, Inc. is developing perifosine. Perifosine is an alkylphospholipid that has been shown to inhibit the PI3K/Akt pathway, but research to date has not demonstrated that it directly binds the Akt molecule. Multiple pharmaceutical companies have Akt inhibitors in the early discovery stage of development, including Abbott Laboratories, Astrazeneca, Bristol-Meyers Squibb, Merck & Co., Inc. and Eli Lilly.

Government Regulation

The research, development, testing, manufacturing, labeling, promotion, advertising, distribution, and marketing, among other things, of our products are extensively regulated by governmental authorities in the U.S. and other countries. In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the “FDCA,” and its implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.

Drug Approval Process

None of our drug candidates may be marketed in the U.S. until the drug has received FDA approval. The steps required before a drug may be marketed in the U.S. include:

•	preclinical laboratory tests, animal studies, and formulation studies,

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin,

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication,

•	submission to the FDA of an NDA,

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practices, or “cGMPs,” and

•	FDA review and approval of the NDA.

Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap. The study protocol and informed consent information for study subjects in clinical trials must also be approved by an Institutional Review Board for each institution where the trials will be conducted. Study subjects must sign an informed consent form before participating in a clinical trial. Phase I usually involves the initial introduction of the investigational drug into people to evaluate its short-term safety, dosage tolerance, metabolism, pharmacokinetics and pharmacologic actions, and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to (i) evaluate dosage tolerance and appropriate dosage; (ii) identify possible adverse effects and safety risks; and (iii) evaluate preliminarily the efficacy of the drug for specific indications. Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that Phase I, Phase II, or Phase III testing will be completed successfully within any specified period of time, if at all. Furthermore, the Company or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The FDCA permits FDA and the IND sponsor to agree in writing on the design and size of clinical studies intended to form the primary basis of an effectiveness claim in an NDA application. This process is known as Special Protocol Assessment, or SPA. These agreements may not be changed after the clinical studies begin, except in limited circumstances.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The testing and approval process requires substantial time, effort, and financial resources. The agencies review the application and may deem it to be inadequate to support the registration and we cannot be sure that any approval will be granted on a timely basis, if at all. The FDA may also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee.

The FDA has various programs, including fast track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, and/or provide for approval on the basis surrogate endpoints. Generally, drugs that may be eligible for one or more of these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that provide meaningful benefit over existing treatments. We cannot be sure that any of our drug candidates will qualify for any of these programs, or that, if a drug candidate does qualify, that the review time will be reduced.

Section 505b2 of the FDCA allows the FDA to approve a follow-on drug on the basis of data in the scientific literature or data used by FDA in the approval of other drugs. This procedure potentially makes it easier for generic drug manufacturers to obtain rapid approval of new forms of drugs based on proprietary data of the original drug manufacturer.

Before approving an NDA, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA may issue an approval letter, or in some cases, an approvable letter followed by an approval letter. Both letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA may require post marketing testing and surveillance to monitor the drug’s safety or efficacy, or impose other conditions.

After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes, or making certain additional labeling claims, are subject to further FDA review and approval. Before we can market our product candidates for additional indications, we must obtain additional approvals from FDA. Obtaining approval for a new indication generally requires that additional clinical studies be conducted. We cannot be sure that any additional approval for new indications for any product candidate will be approved on a timely basis, or at all.

Post-Approval Requirements

Often times, even after a drug has been approved by the FDA for sale, the FDA may require that certain post-approval requirements be satisfied, including the conduct of additional clinical studies. If such post-approval conditions are not satisfied, the FDA may withdraw its approval of the drug. In addition, holders of an approved NDA are required to: (i) report certain adverse reactions to the FDA, (ii) comply with certain requirements concerning advertising and promotional labeling for their products, and (iii) continue to have quality control and manufacturing procedures conform to cGMP after approval. The FDA periodically inspects the sponsor’s records related to safety reporting and/or manufacturing facilities; this latter effort includes assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. We intend to use third party manufacturers to produce our products in clinical and commercial quantities, and future FDA inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

Orphan Drug

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the U.S., Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years. Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication.

Non-United States Regulation

Before our products can be marketed outside of the U.S., they are subject to regulatory approval similar to that required in the U.S., although the requirements governing the conduct of clinical trials, including additional clinical trials that may be required, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product.

In Europe, marketing authorizations may be submitted at a centralized, a decentralized or national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization that is valid in all EU members’ states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products that are not subject to the centralized procedure. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

Chiral Business

Over 50 percent of the 500 top-selling pharmaceutical drugs on the market are comprised of chiral molecules, including drugs used to treat anxiety, depression, indigestion, heartburn, cancer, arthritis, AIDS and allergies. In 2004, chiral drug sales were over $175 billion, based on a report in SRI Consulting, which represents over one third of the complete drug market of over $470 billion. The majority of new drug candidates under development by pharmaceutical companies consist of chiral chemicals.

A molecule is considered “chiral” because it exists in two “enantiomers,” or non-superimposable mirror-like images analogous to one’s left and right hands. Most drugs interact with biological targets in a specific manner, requiring the drug to be of a specific shape and orientation. Contaminating “wrong-handed” enantiomers of the active drug molecule will probably not interact with the biological drug target, or worse, interact with a different biological molecule in an unintended and often toxic manner. Thalidomide, the morning sickness drug used by pregnant women in the 1960’s, is a notorious example of an impure chiral drug. One enantiomer of the drug’s chiral molecules treated morning sickness, while its undesired enantiomer impurity caused birth defects. Pharmaceutical companies are typically required, at great expense, to purify the active mirror-image form of the drug molecule away from its contaminating or inactive counterpart.

Products and Services

We offer two business lines through our Chiral Quest subsidiary, one in products and one in services in order to provide clients with critical solutions for the efficient manufacturing of chiral products or therapeutic drugs. Its products include bulk chiral catalysts, proprietary building blocks / client-defined targets and a proprietary “Chiral ToolKit”, comprised of a diverse set of chiral ligands that are combined with transition metals to catalyze reactions leading to chiral molecules. Chiral Quest also offers a variety of services covering specialized chiral transformation screening, chiral synthetic or process development support and manufacturing solutions to be delivered on a partnership/contract basis with client firms. Chiral Quest products and services are applicable throughout the full life cycle of a chiral drug, from early lead discovery, through development and in commercialization.

Chiral ToolKit. We currently sell products which represent several of the proprietary families of our chiral ligands to which the Company has exclusive rights. These ligands are sold in research quantities packaged in convenient Chiral ToolKit sets for exclusive use in research applications by client companies. These innovative, patent protected ligands are screened by clients for applications in the manufacture of their chiral molecules. Clients use this screening process to determine which ligands may prove optimal for their chiral commercial manufacturing needs. The sale of research quantities of ligands allows clients to gain initial access to our technology and to independently validate the advantages provided by that technology.

Bulk Ligands and Catalysts. We also sell larger quantities of proprietary chiral ligands and catalysts to which we have exclusive rights, including some that are not included in our Chiral ToolKit. These ligands and catalysts are sold individually to clients in amounts specified by the client according to its research, development or commercial needs. One of our objectives is to provide clients with their required ligands and catalysts, either from our own laboratories or through third parties, for research, clinical and commercial purposes. The use of Chiral Quest’s bulk ligands and catalysts in commercial drug applications will generally require license fees and/or other related payments to us, subject to negotiation.

Customized Synthesis and Process Development Services. We also provide commercial quantity chiral intermediates to pharmaceutical and biotech companies, through our synthesis and product development services. Rapid delivery of the first few kilograms of a developmental product is the often the highest priority of the pharmaceutical process development chemist. The challenge lies in meeting the delivery timelines, while developing a practical process for larger scale manufacture. Chiral Quest chemists have many years of pharmaceutical process development experience and recognize the importance of this dual goal. Our Research and Development (“R&D”) group located near Princeton, NJ has successfully delivered on many multi-step, complex process development projects. In parallel to our process development service, Chiral Quest offers support services for medicinal chemistry and chemical development. These include scaffold and analogue synthesis, analytical method development, impurity and metabolite identification and synthesis. Our goal is to provide a comprehensive chemistry service from early clinical trials, through to full commercial manufacturing.

Screening Services. We also provide focused screening of client supplied target compounds using our proprietary ligands. In addition to the select ligands included in the Chiral ToolKit, we have several families of chiral ligands that are used to screen target compounds. We identify and prepare individual ligands optimized for particular client needs.

Proprietary Building Blocks / Client-Defined Targets. We work with our clients to help optimize the conditions under which our ligands are used and also produce certain molecules of customer interest. This may involve the development of novel manufacturing processes, for which we will derive additional compensation. We may also structure our client agreements to assure the use of our ligands within the manufacturing process, thereby requiring our customers to buy the ligands from us in commercial quantities in order for the client to successfully manufacture its compound. We may also produce and sell certain selected chiral products defined by our clients such as chiral building blocks or intermediates.

Contract Manufacturing / Supply Chain Management. The product of our process development and kilo-lab service is a technical package ready to tech-transfer to a manufacturing facility. In seamless harmony with R&D and kilo-lab facilities in the U.S., Chiral Quest operates an R&D and kilo-lab facility near Shanghai, China. Our management team includes senior technology leaders from China, who have also had successful professional careers in the U.S. Our physical assets combined with our people, who understand and manage the diversity of cultural issues in China makes Chiral Quest the ideal partner for companies seeking to take advantage of the technical capabilities and low-cost of operating in China. Chiral Quest has managed the tech-transfer of many complex multi-step syntheses to manufacturing partners in China. Our customers benefit from the lower cost, while having full confidence that every detail of the tech-transfer is closely managed by Chiral Quest.

Global Resources. Advanced resources and an experienced team in both New Jersey, U.S. and Jiashan, China enable Chiral Quest to serve a broad range of customers, from virtual bio-tech to the world’s leading multi-national pharmaceutical companies. Chiral Quest’s laboratory in Monmouth Junction, New Jersey provides access to a staff of experienced chemists, enabling rapid solutions to complex chemistry problems and supply of a broad range of products in grams-to-kilo scale. Commercial manufacturing facilities in China, combined with a diverse management team featuring Chinese technology leaders, enable us to offer seamless scalability and technology transfer.

Strategy

Our business strategy is focused on exploiting our asymmetric catalysis technology by:

•	Our goal is to help our customers implement the most cost-effective, efficient and environmentally friendly manufacturing processes using the most advanced catalyst technology.

•	Our business model provides rapid implementation of confidentiality agreements, project reviews and proposal submission, followed by project implementation and delivery.

•	Our intellectual property strategy is flexible and allows the customer access to our technology while avoiding protracted licensing negotiations.

•	Providing screening services necessary to test the selectivity and activity of a broad portfolio of proprietary technologies for client substrates;

•	Granting access to a selection of our ligands through non-exclusive licenses for commercial and research and development purposes;

•	Granting compound-specific exclusive rights to clients whose businesses require commercial use of one or more of our ligands;

•	Developing proprietary process methods for producing chirally pure pharmaceutical ingredients, intermediates and building blocks in exchange for fees, milestone payments and royalties; and

•	Assisting clients in the development of chiral drugs, the development of which has been slowed or halted due to manufacturing inefficiencies, which are amenable to improvements through our technology.

Sales and Marketing

We sell our products and services directly to clients both in the pharmaceutical and fine chemical industries. In September 2004, January 2005 and February 2006, we hired our Director of Global Operations, General Manager, and a Director of Business Development, respectively, who are focused on sales and marketing activities. We intend to hire additional business development and marketing personnel in the near future.

Dependence on Certain Customers

In fiscal 2005, we sold our proprietary products and services to a total of approximately 35 customers. During 2005, we had one customer, a major biopharmaceutical company, which accounted for approximately 64 percent of our total revenues. In 2004, we had two customers, one a major pharmaceuticals company and the other a biotechnology company, that accounted for approximately 34 percent and 26 percent of our revenue, respectively. The loss of these accounts would have a material adverse effect on our business; however, we believe our relationships with these customers are strong.

Competition

Competition in the traditional area of separation manufacture of chiral molecules comes from a few distinct sources, including Chiral Technologies Inc., ChromTech Ltd., NovaSep, Inc. and Advance Separation Technologies Inc. Traditional methods of manufacturing chiral molecules involve the production of a mixture of both chiral forms of molecules of interest, followed by a process which separates the desired enantiomer from the undesired enantiomer. This methodology, though still commonly used, is extremely cost-ineffective, as it results in the loss of greater than 50 percent of the intermediate product at each chiral purification step. We believe we have a competitive advantage over companies using traditional methods of separation because our technology drives the preferential manufacture of chiral enantiomers of interest, which can result in 95 to 99 percent yields. This can result in significant cost savings in the manufacturing process, particularly for chiral molecules that may require several chiral separation steps by traditional methods.

In the area of chemical catalysts for chiral drug manufacture, we compete with pharmaceutical and fine chemical companies, including our current and potential clients and collaborators, academic and research institutions. Some of these companies include the Dow Chemical Company, Degussa AG, Rhodia ChiRex Inc. and Solvias AG. Many of these companies are developing or marketing technologies and services similar to the ones developed or offered by us. We anticipate continued competition from other manufacturers of chiral catalysts in the future.

Some of our competitors, such as Codexis, a wholly owned subsidiary of Maxygen, or Diversa Corporation, attempt to genetically modify biological enzymes for the purpose of serving as biological catalysts for asymmetric chiral manufacturing. While this approach works in certain circumstances, it is extremely time-consuming to develop for each individual manufacturing process. We believe our technology has the competitive advantage of being more broadly applicable to a number of common asymmetric transformations.

Intellectual Property and License Agreements

License with the Penn State Research Foundation (“PSRF”). We have an exclusive, worldwide license from the PSRF to certain chiral technologies developed by Dr. Zhang. The license agreement has been amended on five occasions, four of which provide us with additional rights, including the rights to new patent applications. The PSRF license agreement grants us rights to any conversions, re-issues, extensions, divisional applications, continuations, continuations in part, and any patents issuing thereon, and any improvements to the licensed patents. Under the license agreement, the PSRF received an equity stake in our Company as partial consideration for the license. The license agreement also obligates us to reimburse the PSRF for its patent expenses relating to the licensed technology.

The PSRF license agreement requires us to use our reasonable best efforts to achieve gross revenue of at least $500,000 in calendar year 2006. Should we fail to obtain this milestone, the PSRF has the right, but not the obligation, to terminate the license agreement on the grounds that we failed to use our best efforts to achieve those milestones.

Additionally, in accordance with the license agreement, the PSRF’S obligation to license to us, at no additional cost, any new technology subsequently discovered by Dr. Zhang and the other researchers at Penn State University (“PSU”) expired on November 8, 2002. Accordingly, if Dr. Zhang develops a new invention that does not constitute an “improvement” on the existing patent rights, then we will have to license the right to such invention from the PSRF.

Our license agreement with PSRF provides us with an exclusive license to 22 United States patent applications filed by the PSRF covering many classes of ligands. The U.S. Patent and Trademark Office ("PTO") has issued  twelve (12) letters of patents in connection with these applications (i.e., U.S. Pat. Nos. 6,380,392, 6,525,210, 6,521,769, 6,337,406, 6,576,772, 6,534,657, 6,653,485, 6,727,377, 6,828,271, 6,855,657, 6,946,569 and 6,969,694). In addition, the PTO has issued notices of allowance on one (1) other application (10/291,232) for which we anticipate a patent being issued in 2006. The remaining nine(9) U.S. patent applications are still pending. Chiral Quest also has rights to international patent applications based on many of the US application filings. National Phase Applications have been filed for twelve (12) international applications (PCT) corresponding to the originally filed U.S. applications.

License with The Cleveland Clinic Foundation (“CCF”). We have an exclusive, worldwide license agreement with CCF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001. We are obligated to make an annual license maintenance payment of $35,000 until the first commercial sale of VQD-001, at which time we are no longer obligated to pay this maintenance fee. In addition, the license agreement requires us to make payments in an aggregate amount of up to $4.5 million to CCF upon the achievement of certain clinical and regulatory milestones. Should VQD-001 become commercialized, we will be obligated to pay CCF an annual royalty based on net sales of the product. In the event that we sublicense VQD-001 to a third party, we will be obligated to pay CCF a portion of fees and royalties received from the sublicense. We hold the exclusive right to negotiate for a license on any improvements to VQD-001 and have the obligation to use all commercially reasonable efforts to bring SSG to market. We have agreed to prosecute and maintain the patents associated with VQD-001 or provide notice to CCF so that it may so elect. The license agreement shall automatically terminate upon Greenwhich’s bankruptcy and upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by CCF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon thirty day’s written notice.

License with the University of South Florida Research Foundation, Inc.(“USF”) We have an exclusive, worldwide license agreement with USF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-002. Under the terms of the license agreement, we have agreed to sponsor a research project involving VQD-002 in the amount of $25,000 annually for the term of the license agreement.  In addition, the license agreement requires us to make payments in an aggregate amount of up to $5.8 million to USF upon the achievement of certain clinical and regulatory milestones. Should a product incorporating VQD-002 be commercialized, we are obligated to pay to USF an annual royalty based on net sales of the product. In the event that we sublicense VQD-002 to a third party, we are obligated to pay USF a portion of fees and royalties received from the sublicense. We hold a right of first refusal to obtain an exclusive license on any improvements to VQD-002 and have the obligation to use all commercially reasonable efforts to bring VQD-002 to market. We have agreed to prosecute and maintain the patents associated with VQD-002 or provide notice to USF so that it may so elect. The license agreement shall automatically terminate upon Greenwich’s bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by USF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon six month’s written notice.

Employees and Consultants

We currently employ 37 people: Daniel Greenleaf, our President, and Chief Executive Officer, Brian Lenz our Chief Financial Officer, Secretary and Treasurer, Pamela Harris, our Chief Medical Officer, Richard Welter, our Vice President of Corporate Business Development, Michael Cannarsa our General Manager of Chiral Quest, Yaping Hong our Senior Vice President of Global Research and Development, 25 full-time chemists, and 6 administrative personnel. We also engage Dr. Xumu Zhang, who serves as our Chief Technology Officer, on a consultancy basis. Additionally, we fund two post-doctoral fellows, under the supervision of Dr. Zhang, pursuant to an agreement with PSU. Of the 39 persons providing services to our Company, either as employees or consultants, 15 hold Ph.D. degrees. As we develop our technology and business, we anticipate the need to hire additional employees, especially employees with expertise in the areas of clinical operations, business development, chemistry, sales and marketing.

Facilities

Our management believes that our facilities are adequate for our current needs, including the production of research and commercial quantities of our ligands, and the needs of our company for at least the next 12 months. However, we anticipate leasing or purchasing additional laboratory facilities as our business matures.

We lease office and laboratory space in Basking Ridge, New Jersey; Monmouth Junction, New Jersey; and in the People’s Republic of China, as summarized below:

Basking Ridge, New Jersey. We entered into a lease agreement effective June 15, 2005 for office space located in Basking Ridge, New Jersey. This facility consists of approximately 2,000 square feet of office space. Pursuant to the lease agreement, we pay approximately $4,000 per month for rent. Our total lease commitment of approximately $152,000 for rent, utilities and maintenance fees expires in September 30, 2008.

Monmouth Junction, New Jersey. We entered into a lease agreement effective June 1, 2003 for our principal executive offices located in Monmouth Junction, New Jersey. This facility consists of approximately 9,000 square feet of mostly laboratory space with some additional office space at which our President and Chief Executive Officer, Chief Financial Officer, Business Unit Head, Director of Global Operations and vice president of business development maintain offices. We occupy this facility pursuant to a May 2003 lease agreement, to which we pay approximately $17,000 per month for rent, and approximately $6,000 for utilities and maintenance fees. Our total lease commitment of approximately $400,000 for rent, utilities and maintenance fees, expires in May 2006. We use this facility to produce both research and commercial quantities of our ligands and finished products. In February 2004, and June 2004, we amended our lease agreement to add another 2,200 square feet of laboratory space in order to increase our capacity to produce research and commercial quantities of our ligands.

The People’s Republic of China. Pursuant to an agreement with the Science and Technology Bureau of Jiashan County (“Jiashan”) in Zhejiang Province of the People’s Republic of China, we have agreed to lease a total of 4,000 square meters of laboratory space in an industrial park near Shanghai, 15-20 percent of which we began occupying in 2004. Jiashan is currently building this facility to specifications and we expect to occupy the facility in the second quarter of 2005. Pursuant to our agreement with Jiashan, although we are not required to pay rent during the initial 3-years of the lease, we will pay a maintenance fee of up to $4,500 per month, which is comprised of maintenance and management fees. Following the initial 3-year term, we may, at our sole discretion, either continue leasing the space for annual rent of no more than $60,000 (at approximate conversion rate as of December 31, 2004) or to purchase the facility on commercially reasonable terms. We were also granted the option to purchase in the next three years approximately 33 acres of land adjacent to the industrial park. For purposes of entering into the lease, we established a wholly owned subsidiary organized under the laws of Hong Kong, known as Chiral Quest Ltd., which in turn will be the sole shareholder of a subsidiary in the People’s Republic of China, Chiral Quest (Jiashan) Ltd.

We believe our existing facilities, as described above, are adequate to meet our needs through the year ending December 31, 2006.

Legal Matters

We are not a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

MANAGEMENT

Our executive officers and directors are described below. There are no family relationships among our executive officers or directors.

Name	Age	Positions

Daniel Greenleaf	41	President, Chief Executive Officer and Director
Michael Cannarsa	49	General Manager, Chiral Quest
Pamela Harris, M.D.	54	Chief Medical Officer
Yaping Hong	50	Senior Vice President of Global Process Research and Development
Brian Lenz	34	Chief Financial Officer, Treasurer and Secretary
Richard J. Welter, Ph.D.	59	Vice President, Corporate Business Development
Vincent Aita, Ph.D.	32	Director
Johnson Y. N. Lau, M.D.	45	Director
Stephen C. Rocamboli	34	Interim Chairman
Stephen A. Roth, Ph.D.	63	Director
Michael Weiser, M.D., Ph.D.	43	Director
Xumu Zhang, Ph.D.	44	Chief Technology Officer and Director

Daniel Greenleaf has been our President and Chief Executive Officer and a member of the Board of Directors since February 2005. He joined VioQuest from Celltech Biopharmaceuticals, a European biotechnology company where he served as President of their U.S. operations since 2004. Prior to that, Mr. Greenleaf served as Senior Vice President of Operations for Nabi Biopharmaceuticals a biopharmaceutical development company, from 2002 to 2003. From 1992 to 2002, Mr. Greenleaf held a series of positions of increasing responsibility at Schering-Plough Corporation, an international pharmaceutical company, including its Vice President, Marketing and Sales from 2000 to 2002. He holds an MBA from the University of Miami and a BA in Economics from Denison University.

Michael Cannarsa, Ph.D., currently serves as General Manager of Chiral Quest and joined our Company in January 2005. Mr. Cannarsa joins us from Chemi Pharma, where he served as President and VP of Business Development since 2003. From 2001 to 2003, Dr. Cannarsa was employed by Synthetech, Inc. serving as Director of Business Development. Prior to Synthetech, Inc., Dr. Cannarsa served as Vice President, Fine Chemicals Business Development at Symyx Technologies, Inc. from 1999 to 2001. From 1997 to 1999; Dr. Cannarsa was employed by PPG-Sipsy Pharmaceutical Products as Commercial Development Manager. He holds a Ph.D. from Cornell University in Physical Organic Chemistry, and a BS in Chemistry from Georgetown University.

Pamela Harris, M.D., F.A.C.P., joined our company in March 2006 as its Chief Medical Officer. Prior to joining the Company, Dr. Harris was the Chief Medical Officer of Callisto Pharmaceuticals, Inc. since March 2005. From March 2004 to March 2005, she was Team Leader/Senior Medical Director for Pfizer, Inc. From May 2003 to January 2004, Dr. Harris was a Clinical Science Team Leader/Consultant with Hoffman-La Roche Pharmaceuticals and from December 2004 to April 2003, she was Interim Director of Clinical Research for Nabi Biopharmaceuticals. From 1999 to 2002, Dr. Harris was Director, Clinical Research for Wyeth.

Yaping Hong, Ph.D., has been our Senior Vice President of Global Research and Development since April 2004 and served as our Director of Process Research and Development from May 2003 to April 2004. Prior to joining Chiral Quest, Dr. Hong was Director of Process Chemistry for Synthon Chiragenics from August 2001 to May 2003. From April 1993 to August 2001, Dr. Hong was employed by Sepracor Inc., eventually serving as Associate Research Fellow from January 2001 to August 2001. Dr. Hong holds a Ph.D. in Synthetic Organic Chemistry from the University of Waterloo. Dr. Hong conducted his postdoctoral work from September 1991 to March 1993 at the Massachusetts Institute of Technology, in Cambridge Massachusetts.

Brian Lenz has been our Chief Financial Officer since April 2004 and our Secretary and Treasurer since December 2003. From October 2003 to April 2004, he served as our Controller. Prior to that he was Controller of Smiths Detection from July 2000 to September 2003. Previous to Smiths Detection, Mr. Lenz worked as a Senior Auditor for KPMG LLP from October 1998 to June 2000. Mr. Lenz is a licensed Certified Public Accountant, holds a Bachelors of Science in Business Administration from Rider University in New Jersey, and an M.B.A. from Saint Joseph’s University in Pennsylvania.

Richard J. Welter, Ph.D., has been our Vice President of Corporate Business Development since July 2005. Prior to joining us, Dr. Welter was Vice President, Business Development at Vela Pharmaceuticals, Inc. from July 2003 to July 2005. From July 2000 to July 2003, Dr. Welter served as Executive Director, Global Licensing at Pharmacia Corporation.

  Vincent M. Aita, Ph.D. has served as a member of the board of directors since February 2003. Dr. Aita is a partner at Kilkenny Capital Management, LLC, where he has worked from February 2004 to present. Prior to that, he was a research analyst for Paramount BioCapital Asset Management, Inc. from November 2000 to January 2004. Prior to that, Dr. Aita completed a post-doctoral fellowship in the Department of Genetics and Development at Columbia University, and concurrently served as a scientific consultant for Research Assessment Associates, Inc. From August 1995 to December 1999, Dr. Aita attended Columbia University where he received a Ph.D. in Genetics from the Columbia Genome Center.

Johnson Y. N. Lau has been a member of our board of directors since November 2005. He currently serves as the Chairman of Kinex Pharmaceuticals, LLC, a position he has held since December 2003. Prior to that, Dr. Lau was an independent contractor from January 2003 until December 2003 and served in various capacities at Ribapharm Inc. from August 2000 until January 2003, including Chairman, President and Chief Executive Officer. Previously he was the Senior Vice President and Head of Research and Development at ICN Pharmaceuticals and Senior Director of Antiviral Therapy at Schering-Plough Research Institute. Since September 2004, Dr. Lau has been a director of Chelsea Therapeutics International, Ltd. (OTCBB: CHTP), a North Carolina based biotechnology company. He has published over 200 scientific papers and 40 reviews and editorials in leading academic journals and was elected as a Fellow, Royal College of Physicians in 2004. Dr. Lau holds an M.B.B.S. and M.D. from the University of Hong Kong and the degrees of M.R.C.P. and F.R.C.P. from the Royal College of Physicians.

Stephen C. Rocamboli has served as our Interim Chairman since February 2003 and was our Secretary from February 2003 to December 2003. Since September 2004, Mr. Rocamboli has been general counsel of Paramount BioCapital, Inc. and Paramount BioCapital Investments, LLC and served as deputy general counsel of those companies from September 1999 to August 2004. From November 2002 to December 2003, Mr. Rocamboli served as a director of Ottawa, Ontario based Adherex Technologies, Inc. Mr. Rocamboli also serves as a member of the board of directors of several privately held development stage biotechnology companies. Prior to joining Paramount, Mr. Rocamboli practiced law in the health care field. He received his J.D. from Fordham University School of Law.

Stephen A. Roth, Ph.D. has served as a member of the board of directors since February 2003. Since January 2003, he has served as President, CEO, and director of Immune Control, Inc., a privately-held biopharmaceutical company focused on developing cancer treating drugs. Prior to joining Immune Control, Dr. Roth co-founded Neose Technologies in 1990, becoming its Chief Executive Officer and Chairman in 1994. Prior to starting Neose, Dr. Roth was assistant and associate professor of biology at The Johns Hopkins University from 1970-1980. He moved to the University of Pennsylvania as professor of biology in 1980, and was appointed Department Chairman in 1982, serving in that role until 1987. At Penn, Dr. Roth helped form its Plant Science Institute. His scholarly interests centered on the roles of complex carbohydrates in embryonic morphogenesis and in malignancy, topics on which he authored or co-authored nearly 100 articles and one book. He has received several research awards and prizes, and is an inventor on 18 patents and six patent applications. Dr. Roth received an A.B. degree from Johns Hopkins in 1964, a Ph.D. from Case Western Reserve University in 1968, and did postdoctoral work in carbohydrate chemistry at Hopkins from 1968-1970.

Michael Weiser, M.D., Ph.D. has served as a member of the board of directors since February 2003. Dr. Weiser concurrently serves as the Director of Research of Paramount BioCapital, Inc. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine, where he also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience. Dr. Weiser currently serves on the board of directors of Manhattan Pharmaceuticals, Inc. (MHA), Hana Biosciences, Inc. (HNAB), Chelsea Therapeutics International Ltd. (CHTP), Emisphere Technologies Inc. (EMIS), Ziopharm Oncology (ZIOP), all publicly-held biotechnology companies, as well as several other privately held biotechnology companies.

Xumu Zhang, Ph.D., co-founder of our subsidiary Chiral Quest, Inc., has been a member of our board of directors and has served as our Chief Technology Officer and as a consultant since our inception in 2000. Since 1994, Dr. Zhang has been primarily employed by Pennsylvania State University in State College, Pennsylvania, most recently as a Professor of Organic Chemistry, and prior to that was an Assistant and Associate Professor of Chemistry. Dr. Zhang holds a Ph.D. in Organic and Inorganic Chemistry from Stanford University, where he also conducted his postdoctoral work.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all officers, directors and employees of our company. In addition, we have adopted a Code of Ethics specifically applicable to our Chief Executive Officer and Senior Financial Officers. A copy of our Code of Business Conduct and Ethics and/or our Code of Ethics for Chief Executive Officer and Senior Financial Officers can be obtained without charge by sending a written request to the Secretary of the Company at the address of Company’s principal offices. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the code to an executive officer or director, we will promptly disclose the nature of the amendment or waiver by filing with the SEC a current report on Form 8-K.

Audit Committee Financial Expert

Our audit committee is composed of Dr. Aita, Dr. Lau and Mr. Rocamboli. Our board of directors has determined that Dr. Lau qualifies as an “audit committee financial expert” as such term is defined by SEC regulations. Dr. Lau qualifies as an “independent director,” as such term is defined by Section 121(A) of the listing standards of the American Stock Exchange.

Compensation of Executive Officers

The following table sets forth, for the last three fiscal years, the compensation earned for services rendered in all capacities by our chief executive officer and the other highest-paid executive officers serving as such at the end of 2005 whose compensation for that fiscal year was in excess of $100,000. The individuals named in the table will be hereinafter referred to as the “Named Executive Officers.”

		Annual Compensation					Long-Term Compensation Awards
Name & Position	Fiscal Year	Salary ($)		Bonus ($)		Other ($)	Shares Underlying Options (#)	All Other Compensation ($)

Daniel Greenleaf (1)	2005	330,000	(1)	305,000	(2)	0	2,336,476	0
President & CEO	2004	--		--		--	--	--
	2003	--		--		--	--	--

Ronald Brandt (3)	2005	50,000	(3)	--		105,000 (4)	--	0
Former CEO, V.P.	2004	200,000		50,000		6,000 (5)	125,000	0
Business Development	2003	165,000		0		4,800 (5)	175,000	0

Brian Lenz	2005	130,000		35,000		0	160,000	0
Chief Financial Officer	2004	94,000		17,000		0	25,000	0
	2003	--		--		--	15,000	--

Michael Cannarsa	2005	160,000		20,000		4,800 (5)	175,000	0
G.M. Chiral Quest, Inc.	2004	--		--		--	--	--
	2003	--		--		--	--	--
Yaping Hong	2005	165,000		44,000		0	125,000	0
V.P. of Process R&D	2004	165,000		20,000		0	50,000	0
	2003	145,000		14,000		0	50,000	0

Richard Welter (6)	2005	100,833	(6)	47,000	(7)	0	175,000	0
V.P. Corporate	2004	--		--		--	--	--
Development	2003	--		--		--	--	--

______________

(1)	Mr. Greenleaf’s compensation represents amounts received from his hiring on February 1, 2005, which included the prorated amount of his $360,000 annual base salary.

(2)	Includes a signing bonus of $50,000, guaranteed bonus of $100,000 and bonuses received upon reaching certain Company milestones.

(3)
Mr. Brandt served as the Company's Vice President of Business Development from October 2003 to April 2004. He was appointed interim President and CEO in April 2004 and held those positions until February 2005. Mr. Brandt’s compensation represents amounts received up until April 4, 2005, when he resigned.

(4)	Represents severance payment.

(5)	Represents an automobile allowance.

(6)	Mr. Welter’s compensation represents amounts received from his hiring on July 18, 2005, which included the prorated amount of his $220,000 annual base salary.

(7) Includes a $22,000 signing bonus.

Stock Option Grants in Last Fiscal Year

We grant options to our executive officers under our 2003 Stock Option Plan (the “Plan”). As of December 31, 2005, options to purchase a total of 4,975,853 shares were outstanding under the Plan and options to purchase 1,524,147 shares remained available for grant under the Plan.

The following table sets forth certain information regarding options granted to the Named Executive Officers during the fiscal year ended December 31, 2005. Each option grant described below vests in three equal annual installments commencing on the first anniversary of the grant.

Name	Shares Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(%)(1)	Exercise Price ($/Share)	Expiration Date

Daniel Greenleaf	891,396	28.9	0.88	2/1/2015
	1,445,080	46.9	0.89	10/19/2015
Ronald Brandt	--	--	--	--

Brian Lenz	60,000	1.9	1.08	1/24/2015

Michael Cannarsa	175,000	5.7	0.86	1/1/2015

Yaping Hong	25,000	0.8	1.08	1/24/2015
	100,000	3.2	1.03	11/29/2015
Richard Welter	175,000	5.7	0.74	7/18/2015

(1) Based upon options to purchase a total of 3,079,476 shares of our common stock granted to employees in 2005.

Aggregated Option Exercises in Last Fiscal year and Fiscal Year-End Option Values

The following table provides information concerning option exercises by the Named Executive Officers during the year ended December 31, 2005 and the number and value of unexercised options held by the Named Executive Officers at December 31, 2005.  The value realized on option exercises is calculated based on the fair market value per share of common stock on the date of exercise less the applicable exercise price.

 The value of unexercised in-the-money options held at December 31, 2005 represents the total gain which the option holder would realize if he exercised all of the in-the-money options held at December 31, 2005, and is determined by multiplying the number of shares of common stock underlying the options by the difference between $0.75, which was the closing price per share of our common stock on the OTC Bulletin Board on December 30, 2005 (the last trading day of 2005), and the applicable per share option exercise price. An option is “in-the-money” if the fair market value of the underlying shares exceeds the exercise price of the option.

			Number of Shares Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(1)
Name	Shares Acquired on Exercise	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Daniel Greenleaf	0	—	0	2,336,476	0	0

Ronald Brandt	0	—	0	0	0	0

Brian Lenz	0	—	18,334	181,666	0	0

Michael Cannarsa	0	—	0	175,000	0	0

Yaping Hong	0	—	37,667	187,333	0	0

Richard Welter	0	—	0	175,000	0	1,750

Long Term Incentive Plan Awards

No long term incentive plan awards were made to any Named Executive Officer during the last fiscal year.

Employment, Severance and Change of Control Agreements

Daniel Greenleaf

The Company entered into a written employment agreement dated as of February 1, 2005 with Daniel Greenleaf, its newly-appointed President and Chief Executive Officer. The agreement provides for a 3-year term and an initial annual base salary of $360,000, plus a guaranteed annual bonus of $100,000 during each year of the term of the agreement. In addition, Mr. Greenleaf is entitled to a signing bonus in the amount of $50,000, of which one-half is payable following the execution of the employment agreement and the remaining one-half is payable on the 6-month anniversary of the agreement. Mr. Greenleaf is further entitled to a “Discretionary Bonus” under the employment agreement of up to $250,000 per year upon the attainment of certain performance criteria specified in the employment agreement, and such other benefits generally made available to the Company’s other senior management.

The employment agreement also provides that Mr. Greenleaf is entitled to receive an option to purchase 891,396 shares of the Company’s common stock, which represents 5 percent of the Company’s then currently outstanding common stock. The option will vest in three equal annual installments, commencing February 2006. In addition, until the Company has raised $20 million through the sale of equity securities and has obtained the rights to one clinical stage human therapeutic, Mr. Greenleaf shall be entitled to receive such additional options to purchase common stock in order to maintain his beneficial ownership (assuming the exercise of all stock options issued to Mr. Greenleaf) at 5 percent of the Company’s outstanding common stock. To the extent any additional stock options are issued pursuant to the foregoing sentence, the options will vest in installments over the term of the employment agreement as long as Mr. Greenleaf remains employed by the Company and will be exercisable at the market value of the Company’s common stock at the time of issuance.

In the event Mr. Greenleaf’s employment is terminated by the Company during the term upon a “change of control” (as defined in the employment agreement) and on the date of such termination the Company’s aggregate market capitalization is less than $38 million, he is entitled to receive his base salary for six months thereafter and all of his stock options scheduled to vest in the calendar year of such termination shall accelerate and be deemed vested upon termination and will remain exercisable for 12 months following such termination. In the event the Company terminates Mr. Greenleaf’s employment during the term of the agreement other than as a result of death, disability, cause or in connection with a change of control where the Company’s aggregate market capitalization is less than $38 million, then (i) Mr. Greenleaf is entitled to receive his base salary for 12 months from such termination, his guaranteed bonus for the calendar year in which such termination occurs, and the portion of any discretionary bonus earned as of the termination, and (ii) the vesting of his stock options shall accelerate and be deemed vested and will remain exercisable for 12 months following such termination.

Pamela Harris

On February 14, 2006, we entered into an employment agreement with Pamela Harris, M.D., F.A.C.P., our newly-appointed Chief Medical Officer. The agreement is for an indefinite term beginning on March 15, 2006 and provides for an initial base salary of $250,000, plus an annual target bonus of up to 20% of base salary based upon personal performance and an additional amount of up to 10% of base salary based upon Company performance. The agreement provides that for fiscal year 2006, Dr. Harris will be guaranteed at least 50% of the target bonus.

The employment agreement also provides that Dr. Harris is entitled to receive options to purchase 200,000 shares of our common stock. The options will vest in three equal annual installments, commencing in March 2007 and will be exercisable at a price per share equal to the greater of i) $0.75, or ii) 105% of the closing bid price of the common stock on the effective date of her employment. In addition, Dr. Harris shall be entitled, based on performance, to receive options to purchase an additional 200,000 shares of the Company’s common stock. These performance based options will be divided in to three separate grants and are expected to vest in annual installments over a 3-year period. Entitlement to the performance based options and the exact vesting schedule will be determined after consideration of the development timelines relating to the Company’s two product candidates. All terms of the options will be issued pursuant to the Company’s 2003 Stock Option Plan and will be exercisable by Dr. Harris as long as she remains employed by the Company; provided, however, if a “change of control” (as defined in the 2003 Plan) occurs during Dr. Harris’ employment, the vesting of the stock options shall accelerate and be deemed vested. Pursuant to the terms of the employment agreement, Dr. Harris is entitled to a housing allowance of up to $10,000 and relocation assistance for up to an additional $10,000. In the event that the Company terminates Dr. Harris’ employment without cause, Dr. Harris is entitled to receive her then annualized base salary for a period of six months from such termination.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 31, 2006 by: (i) each director and nominee for director; (ii) each of our current executive officers; (iii) all of our directors and executive officers as a group; and (iv) all those known by us to be beneficial owners of at least five percent of our common stock. Beneficial ownership is determined under rules promulgated by the SEC. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Inclusion of shares in the table does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity. Unless otherwise indicated, the address of each of the following persons is 180 Mount Airy Road, Suite 203, Basking Ridge, New Jersey 07920.

Name and Address	Number of Shares Beneficially Owned (1)		Percentage of Class

Daniel Greenleaf	818,825	(2)	1.7
Michael Cannarsa	58,334	(3)	*
Yaping Hong, Ph.D.	74,667	(4)	*
Brian Lenz	51,667	(5)	*
Vincent M. Aita, Ph.D.	238,074	(6)	*
Stephen C. Rocamboli	876,935	(7)	1.9
Stephen A. Roth, Ph.D.	63,600	(8)	*
Michael Weiser, M.D., Ph.D.	1,900,668	(9)	4.0
Xumu Zhang, Ph.D.	3,268,314	(10)	6.9
Pamela Harris, M.D.	0		--
Johnson Y.N. Lau, M.D., Ph.D.	0		--
All Executive Officers and Directors as a group (11 persons)	7,351,084		15.9
Lester Lipschutz	10,541,367	(11)	21.8
1650 Arch Street - 22nd Floor Philadelphia, PA 19103
Lindsay A. Rosenwald	3,425,999	(12)	7.2
787 7th Avenue, 48th Floor New York, NY 10019
________________
* Less than 1%.

(1)	Assumes in each case that the stockholder exercised all options available to the person that have vested or will vest within 60 days of 31, 2006.
(2)
Includes shares issuable upon exercise (at a price of $0.88 per share) of an option, 297,132 shares of which vested on February 1, 2006 and shares issuable upon exercise (at a price of $0.89 per share) of an option 481,693 shares of which vested on February 1, 2006.

(3)	Includes shares issuable upon exercise (at a price of $0.86 per share) of an option, 58,334 shares of which vested on January 1, 2006.
(4)
Represents: i) shares issuable upon exercise (at a price of $1.50 per share) of an option, 10,000 shares of which vested on April 21, 2004, 11,000 of which vested on April 21, 2005 and 12,000 of which will vest on April 21, 2006; ii) shares issuable upon exercise (at a price of $1.40 per share) of an option, 16,667 of which vested on April 19, 2005 and 16,667 which will vest on April 21, 2006; and iii) shares issuable upon exercise (at a price of $1.08 per share) of an option, 8,333 shares of which vested on January 24, 2006.

(5)
Represents: i) shares issuable upon exercise (at a price of $1.67 per share) of an option, 5,000 shares of which vested on each of October 6, 2004 and October 6, 2005; ii) shares issuable upon exercise (at a price of $1.40 per share) of an option, 8,333 of which vested on April 19, 2005 and 8,334 shares of which will vest on April 19, 2006; and iii) shares issuable upon exercise (at a price of $1.08 per share) of an option, 20,000 shares of which vested on January 24, 2006.

(6)	Includes 8,600 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 28, 2004 and October 28, 2005.
(7)
Includes 719,335 shares owned by, and 149,000 shares issuable upon the exercise of two warrants held by, Stephen C. Rocamboli as Trustee for The Stephen C. Rocamboli April 2005 Trust u/a/d April 7, 2005; and 8,600 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 28, 2004 and 2005.

(8)
Represents i) 50,000 shares issuable upon exercise (at a price of $1.70 per share) of an option, 16,667 shares of which vested on each of February 14, 2004 and February 14, 2005 and 16,666 of which vested on February 14, 2006; and ii) 8,600 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 28, 2004 and October 28, 2005.

(9)
Includes i) 280,000 shares issuable upon the exercise of a warrant; and ii) 8,600 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 28, 2004 and October 28, 2005.

(10)	Includes 487, 539 shares issuable upon exercise (at a price of $1.49 per share) of an option 162,513 shares of which vested on each of May 15, 2004, May 15, 2005 and May 15, 2006.
(11)
Based on Schedule 13D filed with the SEC on October 27, 2005. Represents shares owned equally by several trusts established for the benefit of Dr. Lindsay A. Rosenwald or members of his immediate family, for which Mr. Lipschutz is the trustee/investment manager, and over which he has voting control and investment power. Includes 1,633,000 shares issuable upon the exercise of warrants.

(12) Based on a Schedule 13G/A filed December 31, 2005. Includes (i) 989,169 shares issuable upon the exercise of warrants and (ii) 392,830 shares held by Paramount BioCapital Investments, LLC of which Dr. Rosenwald is the managing member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Rocamboli and Dr. Weiser, both of whom are directors of our company, are former stockholders of Greenwich Therapeutics, Inc., which company we acquired in October 2005. Mr. Rocamboli owned 144,000 shares of Greenwich common stock and Dr. Weiser owned 280,000 shares of Greenwich common stock. Accordingly, upon completion of the merger, Mr. Rocamboli received approximately 616,320 shares of our common stock and 144,000 shares issuable upon the exercise of warrants, and now beneficially owns approximately 1.8 percent of our outstanding common stock. Dr. Weiser received approximately 1,198,400 shares of our common stock and 280,000 shares issuable upon the exercise of warrants, and now beneficially owns approximately 4.0 percent of our outstanding common stock. Mr. Rocamboli’s and Dr. Weiser’s interests in Greenwich were made known to our board of directors at the outset of the negotiating process between the companies and neither attended or otherwise participated in any meeting and other discussion of the board in all matters relating to the merger with Greenwich.

Dr. Weiser and Mr. Rocamboli are also employees of Paramount BioCapital, Inc. or its affiliates, a corporation of which Dr. Lindsay A. Rosenwald is the chairman and sole shareholder. Together with various trusts for the benefit of Dr. Rosenwald or members of his immediate family, Dr. Rosenwald owned approximately 48 percent of Greenwich’s outstanding common stock. Upon completion of the merger with Greenwich, Dr. Rosenwald and the trusts now beneficially own approximately 29 percent of our outstanding common stock.

On February 25, 2004, the Company completed the sale of its securities in a private placement to accredited investors for gross proceeds of approximately $7.2 million. Paramount BioCapital, Inc. participated as one of three placement agents for this transaction, for which it received approximately $300,000 in commissions.

On October 18, 2005, the Company completed the sales of its securities in a private placement to accredited investor for gross proceeds of approximately $8.4 million. Paramount BioCapital, Inc., which served as the placement agent for this transaction, for which it received approximately $587,000 in commissions, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $7.5 million.

As a result of its acquisition of Greenwich Therapeutics, on October 18, 2005, the Company assumed outstanding indebtedness of Greenwich of $823,869, all of which is payable to Paramount BioCapital Investments, Inc. pursuant to a promissory note dated October 17, 2005, referred to as the (“Note”). At the closing of the merger, the Note was amended to provide that one-third would be converted into securities of the Company on the same terms as the Company’s October 2005 private placement, one-third of the outstanding indebtedness under the Note would be repaid upon the completion by the Company of a financing resulting in gross proceeds of at least $5 million, and the final one-third would be payable upon completion by the Company of one or more financings resulting in aggregate gross proceeds of at least $10 million (inclusive of the amounts raised in a previous $5 million financing ). Accordingly, on October 18, 2005, upon completion of the private placement, the Company satisfied a portion of the total indebtedness outstanding under the Note by making a cash payment of $264,623 and another portion by issuing to Paramount BioCapital Investments, Inc. 392,830 shares valued at the $.75 offering price of the October 2005 private placement, the equivalent of $294,623 of the Company’s common stock. In the event the Company does not complete the financing(s) resulting in aggregate gross proceeds of at least $10 million prior to the Note’s maturity date, the Company will be required to satisfy the final portion in October 2006. Dr. Lindsay A. Rosenwald and certain trusts established for the benefit of Dr. Rosenwald and his family collectively held approximately 48% of Greenwich’s capital stock prior to completion of the merger. Together, Dr. Rosenwald and such trusts also owned approximately 16% of the Company’s common stock prior to the completion of the merger. In addition to Dr. Rosenwald’s relationship with Greenwich, as described above, two directors of the Company, Stephen C. Rocamboli and Michael Weiser, M.D., Ph.D., owned approximately 3.6% and 7%, respectively, of Greenwich’s outstanding common stock. Mr. Rocamboli and Dr. Weiser are also employees of Paramount BioCapital, Inc.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

Since August 27, 2004 our common stock has traded on the OTC Bulletin Board under the symbol “VQPH.OB.” Prior to that, our common stock traded on the OTC Bulletin Board under the symbol “CQST.OB.” The following table lists the high and low bid price for our common stock as quoted, in U.S. dollars, by the OTC Bulletin Board during each quarter within the last fiscal year. These quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

Quarter Ended	High	Low

March 31, 2004	$2.48	$1.50
June 30, 2004	$1.76	$0.80
September 30, 2004	$1.25	$0.77
December 31, 2004	$1.35	$0.77
March 31, 2005	$0.99	$0.60
June 30, 2005	$0.70	$0.70
September 30, 2005	$1.15	$1.05
December 31, 2005	$0.76	$0.70
March 31, 2006	$1.00	$0.65

Record Holders

The number of registered holders of record of our common stock as of March 20, 2006 was 1,620.

Dividends

We have not paid or declared any dividends on our common stock and we do not anticipate paying dividends on our common stock in the foreseeable future.

Stock Re-Purchases

We did not make any re-purchases of shares of our common stock during the fourth quarter of fiscal 2005 and we do not currently have any publicly-announced repurchase plans in effect.

 Equity Compensation Plan Information

The following table summarizes outstanding options under our 2003 Stock Option Plan, which has not been previously approved by our stockholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a) (c)

Equity compensation plans approved by stockholders	-	$-	-
Equity compensation plans not approved by stockholders - 2003 Plan	6,073,853	$1.05	426,147

Regulation of Penny Stocks

Our common stock meets the definition of a “penny stock” under applicable SEC rules. Broker-dealers who sell penny stocks must satisfy several rules when recommending that their customers purchase penny stock. A summary of those rules is set forth below.

Definition of a Penny Stock. The SEC has adopted several rules regulating transactions involving “penny stocks.” As a general matter, the term “penny stock” means any equity security other than a security

•	that is a “reported security” as that term is defined by SEC rule, including securities listed on the Nasdaq Stock Market, the New York Stock Exchange or the American Stock Exchange,
•	that is issued by an investment company,
•	that is a put or call option issued by the Options Clearing House,
•	that has a price of $5.00 or more, or
•
whose issuer has (i) net tangible assets of more than $2 million if the issuer has been in business for at least 3 continuous years, and $5 million if the issuer has been in business less than 3 years, (ii) average revenue of at least $6 million for the last 3 years.

Suitability Determination. The SEC’s rules governing penny stock transactions are designed to ensure that brokers and dealers make a determination that a particular customer is appropriately suited to purchase penny stocks. Accordingly, prior to the sale of a penny stock recommended by the broker-dealer to a new customer who is not an institutional accredited investor, the broker-dealer must approve the customer’s account for transactions in penny stocks. The determination requires the broker-dealer to obtain from the customer information concerning the customer’s “financial situation, investment experience, and investment objectives.” Based on this information, the broker-dealer must then reasonably determine that transactions in penny stocks are suitable for the customer and that the customer has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of penny stock transactions. The broker-dealer then must provide the customer with a written statement, to be signed by the customer, that sets forth the suitability determination made by the broker-dealer.

Penny Stock Risk Disclosure Document. Prior to the initial penny stock transaction with a customer, the broker-dealer must provide to the customer a risk disclosure document, which states clearly that transactions in penny stocks can be very risky and urges the customer to use caution before proceeding with the transaction. The document warns the customer of the lack of liquidity in many penny stocks, the possibility of losing the investment, the need to use caution, and not to rely on the salesperson. The document also sets forth the remedies available to customers in the event the broker-dealer violates the penny stock rules in connection with a transaction with the customer. The risk disclosure document also includes pricing information relating to the penny stock and the compensation paid to the broker-dealer in connection with the transaction.

Monthly Statements. The broker-dealer must also furnish to the customer a statement as of the last day of each month that describes for each penny stock held by the broker-dealer for the customer’s account the price of the security, the number of shares of each penny stock security held for the customer, and the estimated market value of the security. The monthly statement must be sent to the customer within 10 days following the end of each month.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 37,173,069 shares of our common stock, including shares issuable upon the exercise of warrants. This offering includes the 10,061,477 common shares and 5,589,972 common shares issuable upon the exercise of the warrants issued in our October 2005 private placement, of which 1,117,997 common shares are issuable upon the exercise of warrants issued to placement agents that provided services to us in the private placement. The warrants received by the investors in the private placement are exercisable until October 2010 at an exercise price of $1.00 per share. These warrants are also redeemable by us, upon 30 days’ prior notice, when the average closing sale price of our common stock, as reported on the OTC Bulletin Board or such other market or exchange on which our common stock is then listed or quoted, equals or exceeds 200 percent of the exercise price for a period of 20 consecutive days. Upon redemption, we are obligated to pay to each warrant holder $0.01 per share underlying each outstanding warrant.

This prospectus also covers 17,128,790 shares of our common stock and 4,000,000 common shares issuable upon the exercise of the warrants issued to the former stockholders of Greenwich Therapeutics, Inc. in connection with our acquisition of that company in October 2005. The warrants received by the former Greenwich stockholders are exercisable until October 18, 2010 at an exercise price of $1.41 per share. Pursuant to the terms of the merger with Greenwich, 8,564,373 of the shares and 1,999,994 shares issuable upon the exercise of the warrants issued to the former Greenwich stockholders are being held in escrow and will be released incrementally upon the achievement of certain milestones relating to the clinical development of the two product candidates acquired from Greenwich. In the event that the milestones are not met prior to June 30, 2008, these escrowed securities will be released and delivered to us for cancellation.

This prospectus also covers 392,830 shares of our common stock issued to Paramount BioCapital Investments, LLC in partial payment of debt assumed in connection with our October 2005 acquisition of Greenwich Therapeutics, Inc.

The following table sets forth the number of shares of the common stock owned by the selling stockholders as of December 5, 2005, and after giving effect to this offering.

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

Shares Issued in October 2005 Private Placement

Abraham Katsman	46,666	33,333	13,333	--
Adam Brown and Melissa Brown	46,666	33,333	13,333	--
Alan H. Auerbach	46,666	33,333	13,333	--
Albert Fried, Jr.	96,666	33,333	13,333	*
Albert Milstein	140,000	100,000	40,000	--
Alejandro Garza Garza	48,332	16,666	6,666	*
Andrew W. Albstein	186,666	133,333	53,333	--
Andrew W. Schonzeit	56,000	40,000	16,000	--
Balanced Investment, LLC	486,666	133,333	53,333	*
Baruch Z. Halberstam	46,666	33,333	13,333	--
BF Holding GMBH	960,000	400,000	160,000	*
Brino Investment Ltd.	96,665	33,333	13,333	*
Catalytix LDC	93,332	66,666	26,666	--
Catalytix LDC Life Science Hedge AC	93,332	66,666	26,666	--
Christopher Landers	93,332	66,666	26,666	--
Cooper A. McIntosh, MD	46,666	33,333	13,333	--
Cranshire Capital, L.P.	373,332	266,666	106,666	--
Jerome H. Meyer, as Trustee for the Crilly Court Trust u/a/d 3/1/91	81,000	40,000	16,000	*
Daniel J. Kevles and Betty Ann Kevles as JTWROS	46,666	33,333	13,333	--
Daniel Kreiger	46,666	33,333	13,333	--
David Jaroslawicz	80,000	0	80,000	--
Deborah Silver	56,000	40,000	16,000	--
Diana B. Shepler	56,000	40,000	16,000	--
Elizabeth R. Moore	46,666	33,333	13,333	--
Elke R. de Ramirez	33,135	13,333	5,333	*
Eugenia VI Venture Holdings, Ltd.	1,866,666	1,333,333	533,333	--
Fernando Ahumada	74,666	53,333	21,333	--
Gary J. Strauss	46,666	33,333	13,333	--
Gitel Family Limited Partnership	290,915	200,000	80,000	*
OZF Investments LLC	933,332	666,666	266,666	--
Harry and Susan Newton as JTWROS	280,000	200,000	80,000	--
Moise Hendeles, as Trustee for the Hendeles Grandchildren Trust #2 u/a/d 12/23/93	46,666	33,333	13,333	--
Moise Hendeles, as Trustee for the Hendeles Grandchildren Trust u/a/d 1/01/89	46,666	33,333	13,333	--
Moise Hendeles, as Trustee for the Hendeles Living Trust u/a/d 6/28/88	56,000	40,000	16,000	--
Jack Klebanow	41,000	25,000	16,000	--
Jay Kestenbaum	93,332	66,666	26,666	--

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

John S. Osterweis, Trustee for The Osterweis Revocable Trust u/a/d 9/13/93	114,665	46,666	18,666	*
Jorge Ahumada	93,332	66,666	26,666	--
Joseph J. Vale	420,000	300,000	120,000	--
Judah Schorr	46,666	33,333	13,333	--
Kanfei Investments LLC	560,000	400,000	160,000	--
Lake End Capital LLC	70,000	50,000	20,000	--
Lewis Opportunity Fund LP	93,332	66,666	26,666	--
Marc Florin IRA (Albert Fried & Co. as custodian)	63,332	33,333	13,333	*
Mario Pasquel and Begona Miranda	57,556	33,333	13,333	*
Mega International Corporation	186,666	133,333	53,333	--
Moise Hendeles, as Trustee for the MEH Revocable Trust u/a/d 5/8/00	37,332	26,666	10,666	--
Michael A. Mullen	46,666	33,333	13,333	--
Milstein Family L.P.	46,666	33,333	13,333	--
Moise Hendeles, C/F Arie Hendeles	14,000	10,000	4,000	--
Moise Hendeles, C/F Elie Hendeles	14,000	10,000	4,000	--
Myron M. Teitelbuam	90,331	46,666	18,666	*
Nathan Eisen	93,332	66,666	26,666	--
Nicholas B. Kronwall, as Trustee for the Nicholas B. Kronwall Trust u/a/d 11/12/69	46,666	33,333	13,333	--
Patrick M. Kane	96,666	33,333	13,333	*
Penn Footwear	53,333	0	53,333	--
Phil Lifschitz	93,332	66,666	26,666	--
Rachel Family Partnership	284,000	200,000	80,000	*
Reuben Taub	140,000	100,000	40,000	--
Ricardo Mesa Tejada MD and Amy Mesa-Jonassen MD as JTWROS	46,666	33,333	13,333	--
Riverside Contracting, LLC	139,227	66,666	26,666	*
Robert Herskowitz	112,000	80,000	32,000	*
Robert Masters	46,666	33,333	13,333	*
Roberto Segovia	64,902	26,666	10,666	*
Ross D. Ain	76,666	33,333	13,333	*
SDS Capital Group SPC, Ltd.	549,833	363,167	186,666	--
Shea Ventures, LLC	2,800,000	2,000,000	800,000	--
Smithfield Fiduciary, LLC	266,666	0	266,666	--
South Ferry Building Company	933,332	666,666	266,666	--
Stefan Shoup IRA Bear Stearns SEC Corp Cust	112,000	80,000	32,000	--
Stahler Investments LLC	197,581	133,333	53,333	*
Stuart Gollomp	46,666	33,333	13,333	--
Tim Malloch	46,666	33,333	13,333	--

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

Tisu Investment Ltd.	143,331	66,666	26,666	*
Tokenhouse Trading Pte. Ltd.	386,666	133,333	53,333	*
William J. Garner	28,716	13,333	5,333	*
Bernard Gross	122,311	0	16,667	--
Harris Lydon	74,078	0	47,667	--
Jill Meleski	81,489	0	28,667	--
John Knox	214,621	0	3,333	--
Karl Ruggeberg	59,244	0	32,833	--
Lindsay Rosenwald	3,425,999	0	616,298	3.0
Michael Rosenman	342,954	0	131,666	--
Preston Tsao	62,500	0	62,500	--
Robert Friedman	1,667	0	1,667	--
Robert D. Millstone	20,300	0	20,300	--
Sandgrain Securities Inc.	3,383	0	3,383	--
Scott A. Katzmann	395,776	0	131,666	--
Steven A. Sherman	10,150	0	10,150	--
Timothy McInerney	222,488	0	11,200	--
Subtotal	16,769,947	10,061,477	5,589,972

Shares Issued to Former Stockholders of Greenwich Therapeutics, Inc.
335 MAD, LLC	31,614	25,629	5,985	--
Aaron Speisman	13,174	10,680	2,494	--
Alan Clingman	10,538	8,543	1,995	--
Anil Chenthitta	52,822	42,822	10,000	--
Basil Christakos	63,386	51,386	12,000	--
Benjamin S. Feinswog and Malvina Feinswog, as Co-Trustees for the Benjamin S. Feinswog Trust u/a/d 10/5/95	31,614	25,629	5,985	--
Bernard Gross	79,489	42,822	20,000	--
Yad Moshe	42,822	42,822	0	--
Chad Messer	26,411	21,411	5,000	--
Claudia Donat-Barker	26,411	21,411	5,000	--
Danielle Flatly	26,411	21,411	5,000	--
David Butera	79,233	64,233	15,000	--
David J. Bersad	26,348	21,360	4,988	--
David Nussbaum	26,411	21,411	5,000	--
Demitrios Marras	26,411	21,411	5,000	--
Dolores Ferraro	26,411	21,411	5,000	--
Donna Kash and Peter Kash as JT	42,152	34,172	7,980	--
Donna Lozito	105,644	85,644	20,000	--
Elbert Chu	26,411	21,411	5,000	--
Eric R. Lee	39,616	32,116	7,500	--

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

Everest Capital S.A.	105,379	85,429	19,950	--
Fidulex Management, Inc.	14,753	11,960	2,793	--
Future Global Holding, Ltd.	5,271	4,273	998	--
GMM Capital	84,304	68,344	15,960	--
Harris Lydon	74,078	21,411	5,000	--
Henry and Monica Millin	10,538	8,543	1,995	--
Illya Keith Maher	211,288	171,288	40,000	--
Jamie Cabibihan	31,693	25,693	6,000	--
Jason Stein	1,479,015	1,199,015	280,000	--
Jay Lobell	1,162,083	942,083	220,000	--
Jeana Sommers	26,411	21,411	5,000	--
Jeffrey Serbin	1,584,659	1,284,659	300,000	--
Jill T. Meleski	81,489	42,822	10,000	--
Jillian M. Hoffman	105,644	85,644	20,000	--
John and Tina Papadimitropoulos	50,181	40,681	9,500	--
John Best	26,411	21,411	5,000	--
John Cipriano	105,644	85,644	20,000	--
John Knox	214,621	171,288	40,000	--
John Liatos	100,362	81,362	19,000	--
Joseph Friedman, as Trustee for the Joseph Friedman Trust u/a/d 12/16/99	10,538	8,543	1,995	--
Kanter Family Foundation	15,810	12,817	2,993	--
Karl Ruggeberg	59,244	21,411	5,000	--
Kathleen M. Fogarty	26,411	21,411	5,000	--
Kristy Plonisch	26,411	21,411	5,000	--
Kyle Kuhn	79,233	64,233	15,000	--
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO David Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for the Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Demiona Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for the Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Doni Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for the Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Joshua Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Tamar Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald 2000 Irrevocable Indenture of Trust u/a/d May 24, 2000	10,541,367	1,717,161	401,000	4.1

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust u/a/d August 28, 2001	10,541,367	428,220	100,000	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust u/a/d August 28, 2001	10,541,367	428,220	100,000	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust u/a/d August 28, 2001	10,541,367	428,220	100,000	4.1
Lillian Hahn	26,348	21,360	4,988	--
Lindsay Rosenwald	3,425,999	1,156,193	270,000	3.0
Louis Smookler	166,389	134,889	31,500	--
Marion Birch	26,411	21,411	5,000	--
Matthew Wyckoff, M.D.	1,056,439	856,439	200,000	--
Melvyn I. Weiss	105,379	85,429	19,950	--
Michael Rosenman	342,954	171,288	40,000	--
Michael Weiser (1)	1,892,068	1,199,015	280,000	*
Nicole Netolicky	26,411	21,411	5,000	--
NTP Partners	26,348	21,360	4,988	--
Pearl Capital Partners, L.P.	10,538	8,543	1,995	--
Peter H. Barber	79,233	64,233	15,000	--
Robert I. Falk	10,538	8,543	1,995	--
Robert Klein	10,538	8,543	1,995	--
Scott A. Katzmann	395,776	214,110	50,000	--
Stephen C. Rocamboli as Trustee for The Stephen C. Rocamboli April 2005 Trust u/a/d April 7, 2005(2)	863,335	616,636	144,000	*
The Holding Company	36,886	29,903	6,983	--
Timothy M. Hofer	166,389	134,889	31,500	--
Timothy McInerney	222,488	171,288	40,000	--
Timothy Shands	26,411	21,411	5,000	--
Yitzhak Nissan	10,538	8,543	1,995	--
Subtotal	21,128,790	17,128,790	4,000,000

Paramount BioCapital Investments, LLC.	392,830	392,830	0	--

TOTAL		27,583,097	9,589,972
_______________
* Denotes less than 1 percent.
(1) Michael Weiser is a director of our company.
(2) Stephen Rocamboli is the interim chairman of our board of directors.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Shares Eligible For Future Sale

  Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise or conversion of convertible securities, there will be 56,319,491 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act).

  Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Securities Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation, as amended to date, authorizes us to issue up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. We have no shares of preferred stock outstanding. As of March 31, 2006, we had 46,729,519 shares of common stock issued and outstanding. The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, N.A., St. Paul, Minnesota.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our common stock do not have any cumulative voting rights. Common stockholders are entitled to share ratably in any dividends that may be declared from time to time on the common stock by our board of directors from funds legally available for dividends. Holders of common stock do not have any preemptive right to purchase shares of common stock. There are no conversion rights or sinking fund provisions for our common stock.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the General Corporation Law of Delaware, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of VioQuest Pharmaceuticals, Inc. as of December 31, 2005 and 2004, and for the years then ended, included in this prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

VioQuest Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of VioQuest Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VioQuest Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2005 and 2004, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a net loss of $12,834,629 and used $3,741,854 of cash in operating activities during the year ended December 31, 2005 and, as of that date, it had an accumulated deficit of $20,269,392. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/J.H. Cohn LLP

Roseland, New Jersey
March 11, 2006

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,

	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,021,399	$3,065,547
Accounts receivable	227,695	318,585
Inventory	625,158	360,147
Other current assets	49,184	64,377
Total Current Assets	6,923,436	3,808,656

PROPERTY AND EQUIPMENT, NET	757,151	493,632
SECURITY DEPOSITS	69,819	31,000
INTELLECTUAL PROPERTY RIGHTS, NET	628,897	543,453
TOTAL ASSETS	$8,379,303	$4,876,741

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,135,681	$303,392
Accrued compensation and related taxes	480,000	50,000
Accrued expenses	119,990	169,715
Note payable - Paramount BioCapital (See Note 13)	264,623	—
Deferred revenue	40,000	563,842
TOTAL LIABILITIES	2,040,294	1,086,949

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock; $0.001 par value: 10,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2005 and 2004	—	—
Common stock; $0.001 and $0.01 par value: 100,000,000 and 50,000,000 shares authorized at December 31, 2005 and 2004 respectively, 46,729,519 shares issued and outstanding at December 31, 2005, and 17,827,924 shares issued and outstanding at December 31, 2004	46,729	178,279
Additional paid-in capital	26,561,672	11,046,276
Accumulated deficit	(20,269,392)	(7,434,763)
Total Stockholders' Equity	6,339,009	3,789,792
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,379,303	$4,876,741

 See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

	2005	2004

REVENUE	$3,804,654	$1,485,148
COST OF GOODS SOLD (Excluding Depreciation and Amortization)	2,427,456	837,653
GROSS PROFIT	1,377,198	647,495

OPERATING EXPENSES
Management and consulting expenses	631,128	626,709
In-process research and development	7,975,218	—
Research and development	1,418,668	1,526,561
Selling, general and administrative	4,199,271	2,377,021
Depreciation and amortization	266,510	179,034
Total Operating Expenses	14,490,795	4,709,325
LOSS FROM OPERATIONS	(13,113,597)	(4,061,830)
INTEREST INCOME	42,552	38,272
LOSS BEFORE INCOME TAXES	(13,071,045)	(4,023,558)
State income tax benefit	236,416	—
NET LOSS	$(12,834,629)	$(4,023,558)
NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$(0.58)	$(0.24)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	22,034,198	17,100,582

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance, January 1, 2004	13,001,018	$130,010	$4,106,529	$(3,411,205)	$825,334
February 25, 2004 private placement, net of $548,728 in financing costs	4,826,906	48,269	6,643,362		6,691,631
Stock-based compensation to consultants			296,385		296,385
Net loss for the year ended December 31, 2004				(4,023,558)	(4,023,558)
Balance, December 31, 2004	17,827,924	178,279	11,046,276	(7,434,763)	3,789,792
Common stock issued to consultant	200,000	200	189,800		190,000
October 18, 2005 private placement, net of $636,949 in financing costs	11,179,975	11,180	7,736,852		7,748,032
October 18, 2005 acquisition of Greenwich Therapeutics, Inc. (includes 8,564,395 shares held in escrow - see Note 3)	17,128,790	17,129	6,993,985		7,011,114
Shares issued for repayment of debt to Paramount BioCapital, Inc.	392,830	392	264,231		264,623
Stock-based compensation to consultants			170,077		170,077
Effect of change in par value from change in state incorporation		(160,451)	160,451		—
Net loss for the year ended December 31, 2005				(12,834,629)	(12,834,629)
Balance, December 31, 2005	46,729,519	$46,729	$26,561,672	$(20,269,392)	$6,339,009

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,834,629)	$(4,023,558)
Adjustments to reconcile net loss to net cash used in operating activities:
In-process research and development	7,975,218	—
Depreciation and amortization	266,510	179,034
Stock-based compensation to consultants	170,077	296,385
Stock issued for services	190,000	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	90,890	(266,880)
(Increase) in inventory	(265,011)	(283,255)
(Increase) decrease in other current assets	15,193	(14,325)
(Increase) in security deposits	(38,819)	—
Increase in accounts payable	832,289	29,978
Increase (decrease) in accrued expenses	380,270	(7,686)
(Increase) decrease in deferred revenue	(523,842)	304,134
Net Cash Used In Operating Activities	(3,741,854)	(3,786,173)
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for Greenwich acquisition	(170,234)	—
Payments for purchased property and equipment	(506,377)	(356,548)
Payments for intellectual property rights	(109,092)	(192,481)
Net Cash Used In Investing Activities	(785,703)	(549,029)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement of common stock, net	7,748,032	6,741,632
Payment of note payable to Paramount BioCapital	(264,623)	—
Net Cash Provided By Financing Activities	7,483,409	6,741,632
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,955,852	2,406,430
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	3,065,547	659,117
CASH AND CASH EQUIVALENTS - END OF YEAR	$6,021,399	$3,065,547
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Reclassification of deferred financing costs to additional paid-in capital in connection with private placement	$—	$50,000

Non-Cash Transactions:

1. See Note 3 for discussion of the acquisition of Greenwich Therapeutics, Inc. and consideration (principally, shares, warrants and the assumption of debt) issued / assumed.

2. The Company incurred $823,869 of debt from the acquisition of Greenwich Therapeutics, Inc., in October 2005.

3. Of the total debt assumed by the Company, $264,623 was paid to Paramount BioCapital, Inc. from proceeds of the October 2005 private placement of the Company’s common stock, $294,623 was paid through the issuance of 392,830 shares of its common stock to Paramount BioCapital Inc., and $264,623 of the debt is payable to Paramount BioCapital, Inc. upon the Company’s successful completion of a combined financing, of at least $10 million, which includes the $8.4 million financing in October 2005, or by October 31, 2006 whichever occurs sooner.

4. The Company reincorporated from Minnesota to Delaware in October 2005, resulting in an equity reclassification of $160,451 from the change in its par value from $0.01 to $0.001.

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1     NATURE OF OPERATIONS AND LIQUIDITY

(A) Nature of Operations

Since its inception in October 2000, VioQuest Pharmaceuticals, Inc. (formerly Chiral Quest, Inc.) has provided pharmaceutical and fine chemical companies in all stages of the product lifecycles with innovative chiral products and services (as used herein, the “Company” refers to VioQuest Pharmaceuticals, Inc. or VioQuest Pharmaceuticals, Inc. together with its subsidiaries). Since August 2004, the Company has provided such products and services through its wholly-owned subsidiary, Chiral Quest, Inc. Chiral Quest, Inc. develops chemical catalysts used in the synthesis of desired isomers of chiral molecules using asymmetrical catalysis technology (the “Technology”) owned by the Pennsylvania State University Research Foundation (“PSRF”), the technology arm of The Pennsylvania State University (“PSU”). Chiral Quest, Inc. has a worldwide, exclusive license from PSRF for the inventions covered by the license. The original license agreement was entered into on November 8, 2000 (See Note 7). In December 2004, the Company established its Chiral Quest, Ltd. Jiashan, China facility, and has commenced research and development and manufacturing operations during the second half of 2005.

In August 2004, the Company expanded its business plan to also focus on acquiring technologies for purposes of development and commercialization of pharmaceutical drug candidates for the treatment in oncology and antiviral diseases and disorders for which there are unmet medical needs. In accordance with this expanded business plan, in October 2005, the Company acquired in a merger transaction Greenwich Therapeutics, Inc., a privately-held New York-based biotechnology company that held exclusive rights to develop and commercialize two oncology drug candidates - Sodium Stibogluconate, also called “SSG” (VQD-001), and, Triciribine-Phosphate, or “TCN-P” (VQD-002). The rights to these two oncology drug candidates, VQD-001 and VQD-002, are governed by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. As a result of the Company’s acquisition of Greenwich Therapeutics, the Company holds exclusive rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001 and VQD-002.

From the Company’s inception through December 31, 2005, it has generated sales but not any net profits. With respect to the Company’s Chiral Quest operations, management believes that the Company’s sales, marketing, manufacturing capacities will need to grow in order for the Company to be able to obtain significant licensing and manufacturing agreements with large fine chemical and pharmaceutical companies. Management believes that the Company’s manufacturing capacity will continue to be enhanced with its expanded office and laboratory space located in Monmouth Junction, New Jersey that was leased in May 2003, in addition to the laboratory space leased in December 2004, located in Jiashan, China.

(B) Liquidity

Since inception, the Company has incurred an accumulated deficit of $20,269,392 through December 31, 2005. For the year ended December 31, 2005 the Company had a net loss of $12,834,629 and used $3,741,854 of cash in operating activities. Management expects the Company’s losses to increase over the next several years, primarily due to expansion of its drug development business, costs associated with clinical trial programs, resources allocated to our Chiral Quest subsidiary for the hiring of business development sales people, the hiring of additional chemists, marketing and advertising, and the expansion of its manufacturing capabilities. There can be no assurance that the Company will ever be able to operate profitably.

As of December 31, 2005, we had working capital of $4,883,142 and cash and cash equivalents of $6,021,399.

The Company has incurred negative cash flow from operations since we started business. The Company has spent, and expects to continue to spend, substantial amounts in connection with executing our business strategy, including our planned development efforts relating to our drug candidates, our clinical trials, and our research and development efforts.

Management anticipates that the Company’s capital resources will be adequate to fund its operations through the fourth quarter of 2006, assuming the Company achieves expected increases in revenue. If the Company is unable to increase revenues as expected, however, additional financing will be required during 2006 in order to fund operations. The most likely source of financing includes the private sale of our equity or debt securities or bridge loans to the Company from third party lenders. However, changes may occur that would consume available capital resources before that time. The Company’s working capital requirements will depend upon numerous factors, including, without limitation, the progress of our drug development and clinical programs, associated costs relating to milestone payments, license fees and manufacturing costs, regulatory approvals, in addition to the resources we devote to our chiral subsidiary’s sales and marketing capabilities, manufacturing expansions, progress of our R&D programs’ technological advances, the status of competitors, and our ability to establish sales arrangements with new customers. Working capital will also be affected by the China facility expansion of office and laboratory space lease agreements that were entered into during 2004, along with the hiring of additional employees. Our management believes that by opening a facility in China, we will be able to significantly decrease our manufacturing costs and expenses, which will enable us to cost-effectively produce our ligands, catalysts, contract synthesis development projects, and other end user products more competitively and even more attractively to current and potential customers.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Additional capital that may be needed by the Company in the future may not be available on reasonable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail its operations, or enter into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, or potential markets that the Company would not otherwise relinquish.

Our ability to achieve profitability depends upon, among other things, our ability to discover and develop products (specifically new “ligands”), and to develop our products on a commercial scale through a cost effective and efficient process. To the extent that we are unable to produce, directly or indirectly, ligands in quantities required for commercial use, we will not realize any significant revenues from our technology. Moreover, there can be no assurance that we will ever achieve significant revenues or profitable operations from the sale of any of our products or technologies.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VioQuest Pharmaceuticals, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company translates the financial statements of Chiral Quest, Ltd. In Jiashan, China at end of period rates with respect to its balance sheet and at the average exchange rates with respect to the results of its operations and cash flows.

(B) Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents.

Cash held in foreign bank accounts was $108,140 and $209,578 at December 31, 2005 and 2004, respectively.

(C) Fair Value of Financial Instruments

The carrying value of financial instruments including cash and cash equivalents, accounts receivable, note payable to Paramount BioCapital, Inc., and accounts payable approximate fair value due to the relatively short maturity of these instruments. The carrying value of the note payable approximates fair value based on the incremental borrowing rates currently available to the Company for financing with similar terms and maturities.

(D) Allowance for Doubtful Accounts

The Company establishes an allowance for uncollectible accounts receivable, when appropriate, based on historical collection experience and management’s evaluation of collectibility of outstanding accounts receivable.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(E) Inventory

Inventory consists of raw materials, work in process and finished goods which are stated at the lower of cost (first-in, first-out) or market. Raw materials consist of chemical compounds. Work in process and finished goods, referred to as proprietary ligands, catalysts, and building blocks, consist of material, direct labor and manufacturing overhead.

(F) Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets, principally using the straight-line method. Amortization of equipment under capital leases and leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset. Additions and improvements are capitalized, while repairs and maintenance are expensed as incurred. The estimated useful lives used for depreciation and amortization were three (lease term), five and seven years for leasehold improvements, laboratory/computer equipment and office equipment, respectively (See Note 5).

(G) Intellectual Property Rights

Intellectual property rights are being amortized over the lives of the underlying patents, which generally are 17 years. Amortization expense recorded for the years ended December 31, 2005 and 2004 was $23,648 and $61,471, respectively. Accumulated amortization as of December 31, 2005 and 2004 was $135,779 and $112,131, respectively. Amortization expense for each of the five years subsequent to the year ended December 31, 2005, is approximately $27,000 per year.

(H) Revenue Recognition

Revenues are comprised principally of four main components: (1) the licensing of PSRF’s technology, (2) the sale of proprietary ligands and catalysts and building blocks, (3) feasibility screening, and (4) custom contract synthesis development services. Revenues as they relate to the licensing of the Company's rights to PSRF's intellectual property are recognized over the applicable license periods. The Company assumes the financial risks related to these revenues by financing the research and development of PSRF's technology as well as the defense of PSRF's patents. Revenues as they relate to the sale of manufactured proprietary ligands and catalysts are recognized upon the shipment of the ligands to the customer. Revenues as they relate to feasibility screening are recognized upon the completion of project reports and investigational studies. Revenues as they relate to custom contract synthesis development services are recognized upon the shipment of finished products. Deferred revenue in the accompanying consolidated balance sheets represents amounts prepaid by customers to the Company for services to be performed and products to be delivered at a subsequent date. These deferred amounts will be recognized as revenue when earned.

(I) Income Taxes

Under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” (“SFAS 109”) deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that deferred tax assets will not be realized.

(J) Stock-Based Compensation

The Company accounts for its employee and director stock option plans using the intrinsic value method in accordance with APB Opinion No. 25, “Accounting For Stock Issued To Employees,” and related interpretations. The Company measures compensation expense for employee and director stock options as the aggregate difference, if any, between the market value of its common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the exercise prices are known. However, the Company has not recorded any expense for employee options since the strike price was the same as the fair market value of the common stock at the date of grant. If the Company had elected to recognize compensation cost for all outstanding options granted by the Company to employees by applying the fair value recognition provisions of SFAS 123 “Accounting for Stock-Based Compensation” to employee stock options, and amortizing the fair value over the vesting period, net loss and loss per share for the years ended December 31, 2005 and 2004, would have been increased to the pro forma amounts indicated below:

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

	Year Ended	Year Ended
	December 31, 2005	December 31, 2004

Net loss as reported	$(12,834,629)	$(4,023,558)
Less: Total stock-based employee and director compensation expense using the fair value based method for all awards, net of related tax effects	(703,772)	(315,003)
Pro forma net loss	$(13,538,401)	$(4,338,561)
Basic and diluted net loss per common share:
As reported	$(0.58)	$(0.24)
Pro forma net loss	$(0.61)	$(0.25)

For the purpose of valuing options granted to employees, directors and consultants, the Company has valued the options using the Black-Scholes option pricing model with the following assumptions used in 2005 and 2004:

	December 31, 2005	December 31, 2004

Risk-free interest rate	3%-5%	3%-5%
Volatility	108%-175%	39%-98%
Lives in years	10	10
Dividend yield	0%	0%

The Company accounts for stock options granted to non-employees on a fair value basis in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The non-cash charge to operations for non-employee options with vesting or other performance criteria is valued at the end of each reporting period based upon the change in the fair value of the Company’s common stock.

As a result of amendments to SFAS 123, the Company will be required to expense the fair value of employee and director stock options beginning with the first quarter of 2006.

(K) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(L) Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets, where indicators of impairment are present, by reviewing current and projected profitability or undiscounted cash flows of such assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. For the years ended December 31, 2005 and 2004, the Company determined that an impairment charge on its long-lived assets was not required.

(M) In-Process Research and Development Expense

In-process research and development costs are expensed as incurred. These expenses are comprised of the costs associated with the acquisition of Greenwich.

(N) Research and Development Expense

Research and development costs are expensed as incurred. These expenses include the cost of the Company's proprietary research and development efforts, as well as costs incurred in connection with the Company's third-party collaboration efforts.

(O) Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising and promotion costs charged to operations amount to $29,681 and $13,712 for the years ended December 31, 2005 and 2004, respectively.

(P) Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is the same as basic net loss per share, since potentially dilutive securities from the assumed exercise of stock options and stock warrants would have an antidilutive effect because the Company incurred a net loss during each period presented. The amount of potentially dilutive securities including options and warrants in aggregate excluded from the calculation was 26,026,366 at December 31, 2005 and 5,141,009 at December 31, 2004.

(Q) Segment Information - The Company operates as two business segments - drug development and chiral products and services. The entire business is managed by a single management team that reports to the chief executive officer. Accordingly, the Company prepares discrete financial information with respect to its businesses and it has separately reportable segments as defined by Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information.” See Note 14.

(R) Concentrations of Credit Risk - Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with high quality financial institutions to limit credit exposure.

The Company has concentrations of credit risk with respect to accounts receivable and vendor relationships - see Note 10. The Company does not obtain collateral for its customers’ receivable balances.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 3 MERGER

Greenwich Therapeutics, Inc.

On October 18, 2005, the Company completed a merger with Greenwich Therapeutics, Inc., (“Greenwich”), a New York based biotechnology company. In exchange for their shares of Greenwich common stock and pursuant to the Merger Agreement, the stockholders of Greenwich received an aggregate of 17,128,790 shares of the Company’s common stock and five-year warrants to purchase an additional 4,000,000 shares of the Company’s common stock at an exercise price of $1.41 per share. One-half of the shares and warrants issued to Greenwich’s stockholders were placed in escrow and will be released based upon the achievement of certain milestones as discussed below:

(i)
35% of the escrowed securities shall be released upon the conclusion of a Phase I clinical trial pursuant to an investigational new drug application (“IND”) accepted by the U.S. Food and Drug Administration (“FDA”) for VQD-001 or SSG;

(ii)
15% of the escrowed securities shall be released immediately upon conclusion of a Phase II clinical trial for VQD-001 or SSG under a Company-sponsored IND; provided that a majority of the members of the Company’s then existing medical advisory board conclude that such trial yielded results which, in the opinion of such advisory board, warrant initiation of Phase III trial(s) (provided that this milestone shall be deemed to have been satisfied in the event a new drug application, or NDA, relating to VQD-001 or SSG has been accepted for review by the FDA prior to any determination by the medical advisory board to initiate a Phase III trial);

(iii)	35% of such escrowed securities shall be released immediately upon the conclusion of a Phase I clinical trial pursuant to a Company-sponsored IND application accepted by the FDA for VQD-002 or TCN-P;

(iv)
15% of such escrowed securities shall be released immediately upon conclusion of a Phase II clinical trial for VQD-002 or TCN-P under a Company-sponsored IND; provided that a majority of the members of the Company’s then existing medical advisory board conclude that such trial yielded results which, in the opinion of such advisory board, warrant initiation of Phase III trial(s) (provided that this milestone shall be deemed to have been satisfied in the event an NDA relating to VQD-002 or has been accepted for review by the FDA prior to any determination by the medical advisory board to initiate a Phase III trial).

In the event the escrowed securities relating to the milestones described above have not been released to the Greenwich shareholders by June 30, 2008, any escrowed securities still remaining in the escrow shall be released and delivered to the Company for cancellation, and the Greenwich shareholders will have no further right, title or interest to such escrowed securities.

Additionally, as contemplated by the merger agreement, on October 18, 2005, the Company assumed outstanding indebtedness of Greenwich of $823,869, all of which is payable to Paramount BioCapital Investments, Inc., (See Note 13), pursuant to a promissory note dated October 17, 2005, referred to as the (“Note”).

At the closing of the merger, the Note was amended to provide that one-third would be converted into securities of the Company on the same terms as the Company’s October 2005 private placement, one-third of the outstanding indebtedness under the Note would be repaid upon the completion by the Company of a financing resulting in gross proceeds of at least $5 million, and the final one-third would be payable upon completion by the Company of one or more financings resulting in aggregate gross proceeds of at least $10 million (inclusive of the amounts raised in its previous $8.4 million financing ). Accordingly, on October 18, 2005, upon completion of the private placement, the Company satisfied a portion of the total indebtedness outstanding under the Note by making a cash payment of $264,623 and another portion by issuing to Paramount BioCapital Investments, Inc. 392,830 shares valued at the $.75 offering price of the October 2005 private placement, the equivalent of $294,623 of the Company’s common stock. In the event that the Company does not complete the financing(s) resulting in aggregate gross proceeds of at least $10 million prior to the Note’s maturity date, the Company will be required to satisfy the final portion at maturity in October 2006.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

The acquisition of Greenwich on October 18, 2005 was accounted for by the Company under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations”.. Under the purchase method, assets acquired and liabilities assumed by the Company were recorded at their estimated fair values at the date of acquisition and the results of operations of the acquired company were consolidated with those of the Company from the date of acquisition.

The total purchase price of $7,975,218, was determined to be in-process research and development and is comprised of $5,995,077 related to the calculated value of the Company’s common stock issued of $.70 per share ($.70 per share value was based upon the average stock price of the Company’s common stock a few days before and a few days subsequent to the July 7, 2005 definitive merger agreement announcement), $986,039 related to the calculated value of 2,000,000 warrants issued to Greenwich shareholders using the Black-Scholes option pricing model, $823,869 of debt the Company assumed in addition to $170,234 of professional fees.

The components of the purchase price, which the Company charged to in-process research and development, are summarized as follows ($000’s):

Common stock issued, excluding contingent shares*	$5,995
Warrants issued, excluding contingent warrants*	986
Liabilities assumed	824
Transaction costs	170
Total purchase price	$7,975

*	The purchase price does not include any of the contingent achievement-based milestone payments described above.

If the merger between Greenwich and the Company had occurred as of January 1, 2004 unuaudited pro forma revenues, net loss and net loss per share would have been as illustrated in the following table:

	Pro Forma (Unaudited)
	Years Ended December 31,
	2005	2004

REVENUES	$3,804,654	$1,485,148
NET LOSS	$(13,589,531)	$(4,092,525)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(.47)	$(0.16)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - BASIC AND DILUTED	29,150,897	25,664,977

The above pro forma financial information is not necessarily indicative of what the Company’s results of operations would have been had the Merger occurred on January 1, 2004.

Reincorporation

In October 2005, the Company, formerly a Minnesota corporation, reincorporated under Delaware law. The reincorporation was effected by merging the Company with and into VioQuest Delaware, Inc., a wholly-owned subsidiary of the Company formed solely for the purpose of effecting the Company’s reincorporation, with VioQuest Delaware remaining as the surviving corporation. Each share of outstanding common stock of the Company was converted into one share of VioQuest Delaware common stock. In connection with the reincorporation merger, VioQuest Delaware’s name was changed to VioQuest Pharmaceuticals, Inc. Further, as a result of the reincorporation, the Company’s authorized number of shares was increased to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The Company’s stockholders approved both the reincorporation and an amendment to the Company’s charter increasing the number of authorized shares of capital stock at a special meeting held October 8, 2005. The reincorporation of the Company under Delaware law was a condition to completing the merger with Greenwich. The par value of the Company’s common stock changed in October 2005 to $0.001 from $0.01, as a result of the Company’s reincorporation from Minnesota to Delaware.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 4   INVENTORY

The principal components of inventory are as follows:

	December 31, 2005	December 31, 2004

Raw material compounds	$410,912	$308,456
Work in process	11,868	47,691
Finished goods	202,378	4,000
Total Inventory	$625,158	$360,147

NOTE 5  PROPERTY AND EQUIPMENT, NET

The cost of the major classes of property and equipment are as follows:

	December 31, 2005	December 31, 2004

Laboratory equipment	$725,692	$519,231
Office equipment	51,381	7,849
Computer equipment	66,596	35,241
Leasehold improvements	370,816	145,783
Property and equipment	1,214,485	708,104
Less accumulated depreciation and amortization	457,334	214,472
Property and Equipment, Net	$757,151	$493,632

Depreciation and amortization expense for property and equipment for the years ended December 31, 2005 and 2004 was $242,862 and $125,467, respectively.

NOTE 6   INCOME TAXES

The Company recognized a tax benefit of $236,416 for the year ended 2005 as a result of the sale of its New Jersey operating losses. For the year ended December 31, 2004, there was no income tax expense or benefit because of the nonrecognition of the income tax benefit from the Company’s net operating loss (NOL) carryforwards.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

The significant components of the Company’s net deferred tax assets are summarized as follows:

	Year Ended December 31,
	2005	2004

NOL carryforwards - Federal	$4,110,501	$2,439,493
NOL carryforwards - State	365,563	430,507
Excess tax basis of Greenwich	3,190,087	—
Other, net	(20,850)	—
Valuation allowance	(7,645,301)	(2,870,000)
Net deferred tax assets	$—	$—

Deferred tax assets have been fully offset by a valuation allowance because it is management’s belief that it is more likely than not that those benefits will not be realized.

As of December 31, 2005, we had available for federal income tax reporting purposes NOL carryforwards in the approximate amount of $11,823,000, expiring through 2025, which are available to reduce future taxable income, if any, that would otherwise be subject to Federal income taxes. Our ability to use such net operating losses may be limited by change in control provisions under Internal Revenue Code Section 382. In addition, as of December 31, 2005, we have research and development credits in the approximate amount of $25,000, which are available to reduce the amount of future Federal income taxes. These credits expire from 2006 through 2025.

We have New Jersey NOL carryforwards in the approximate amount of $5,800,000, expiring through 2012 that are available to reduce future taxable income, if any, which would otherwise be subject to state income tax. As of December 31, 2005, approximately $469,000 of these New Jersey NOL carryforwards has been approved for future sale under a program of the New Jersey Economic Development Authority (“NJEDA”). In order to realize these benefits, the Company must apply to the NJEDA each year and must meet various requirements for continuing eligibility. In addition, the program must continue to be funded by the State of New Jersey and there are limitations based on the level of participation by other companies. As a result, future tax benefits, if any, will be recognized in the financial statements as specific sales are approved. We have sold tax benefits and realized a total of $236,000 in 2005.

The following is a reconciliation of the expected income tax benefit computed at the U.S. Federal statutory rate to the Company's actual income tax benefit:

	December 31, 2005	December 31, 2004

Income tax benefit at statutory rate	$(4,444,155)	$(1,368,010)
State income taxes net of Federal tax	(406,665)	(241,413)
Nondeductible expenses and prior year true-up	100,741	—
Tax credits	(25,177)	—
Sale of State NOLs	(236,416)
Increase in valuation allowance	4,775,256	1,609,423
	$(236,416)	$—

On October 18, 2005, the Company acquired Greenwich Therapeutics, Inc., a privately held biotechnology company. The acquisition constituted a tax-free reorganization under Section 368(a) of the Code.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 7     RIGHTS TO INTELLECTUAL PROPERTY

The Company’s exclusive right to certain PSRF patents are of material importance to the Company's success. These PSRF patents result from inventions by the Company’s Chief Technology Officer (“CTO”), who is also an employee at PSU. The PSRF patents cover chemical formulations, processes for or intermediates useful in the manufacture of products and the uses of products. Protection for PSRF’s individual products extends for varying periods in accordance with the date of grant and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. The Company is financially responsible for all aspects of these PSRF inventions, including legal and R&D expenses associated with the chemical developments. The Company is no longer obligated to license future inventions of the CTO.

For the years ended December 31, 2005 and 2004, the Company has not recognized any impairment charges to its patents, as management believes that the Company’s patents have useful lives equivalent to their amortization period of seventeen years. The capitalized amounts of intellectual property are comprised of domestic and international patent filing fees, patent enhancement fees, in addition to legal application and prosecution fees associated to the defense of the Company’s patents. The gross patent increase for the year ended 2005 of approximately $109,000 relates to fees charged by our patent attorneys for a combination of domestic and foreign legal patent application filing fees, and prosecution filing fees in the successful defense of our patents.

NOTE 8     STOCKHOLDERS' EQUITY

On February 25, 2004, the Company completed a private placement of its securities to accredited investors that resulted in gross proceeds of approximately $7.2 million. Investors in the private placement purchased an aggregate of approximately 4.8 million shares of the Company’s common stock at a price per share of $1.50 and received 5-year warrants to purchase one share of common stock at $1.65 per share for every two common shares purchased in the offering (a total of 2.4 million warrants). ThinkEquity Partners LLC, Paramount BioCapital, Inc. and Casimir Capital L.P. acted as the placement agents for this offering and received fees of approximately $500,000 of which Paramount BioCapital, Inc., (See Note 13), received $300,000. Net proceeds to the Company, after deducting commissions and other expenses relating to the private placement, were approximately $6.7 million.

On August 29, 2005, the Company issued 200,000 shares of its restricted common stock to a consultant at a price of $.95, the closing price of the Company’s common stock, which resulted in a charge of $190,000 to consulting expense for 2005.

On October 18, 2005, the Company sold 11,179,975 Shares of its common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.38 million. In addition to the shares of common stock, the investors also received 5-year Warrants to purchase an aggregate of 4,471,975 shares at an exercise price of $1.00 per share. In connection with the private placement, the Company paid an aggregate of approximately $587,000 in commissions to Paramount BioCapital, Inc., (See Note 13), which served as the placement agent in connection with the offering, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement were approximately $7.5 million.

On October 18, 2005, the Company completed a merger with Greenwich (See Note 3). In exchange for Greenwich stockholders’ shares of Greenwich common stock, the stockholders of Greenwich received an aggregate of 17,128,790 shares of the Company’s common stock and five-year warrants to purchase an additional 4,000,000 shares of the Company’s common stock at an exercise price of $1.41 per share. One-half of the securities issued pursuant to the merger agreement were placed in escrow pursuant to an escrow agreement (See Note 3).

The following table summarizes the total number of options outstanding, options issued to employees, non-employees, directors, consultants, scientific advisory board members and expired options:

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

	December 31, 2005		December 31, 2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of year	2,244,877	$1.42	2,841,607	$1.47
Granted	3,079,475	$0.90	366,000	$1.22
Expired	(348,500)	$1.41	(962,730)	$1.49
Outstanding at end of year	4,975,852	$1.10	2,244,877	$1.42
Options exercisable at year-end	1,170,121	$1.36	1,024,488	$1.38
Weighted-average fair value of options granted during the year		$0.86		$1.14

The following table summarizes the information about stock options outstanding at December 31, 2005:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years

$.01-$0.99	2,694,475	$0.88	10
$1.00-$1.99	2,268,252	$1.35	8
$2.00-$2.99	10,000	$2.17	4
$3.00-$3.99	875	$3.20	1
$4.00-$12.00	2,250	$7.29	0
Total	4,975,852

The following table summarizes information related to warrants outstanding at December 31, 2005:

Remaining Contractual Life In Years	Price	Number of Outstanding Warrants

4.75	$1.00	5,589,987 (A	)
4.75	$1.41	4,000,000 (B	)
3.15	$1.65	2,896,132 (C	)
		12,486,119

(A) -
Warrants issued as a result of the Company’s private placement of its common stock in October 2005 to investors and Paramount BioCapital, Inc. of 4,471,990 and 1,117,997, respectively. All warrants are exercisable as of December 31, 2005.

(B) -	Warrants issued as a result of the merger with Greenwich. In connection with the escrow agreement (see Note 3), one-half of the warrants are exercisable upon the achievement of certain clinical milestones, and the other half of the warrants are exercisable within one year from the merger date of October 18, 2005.

(C) -	Warrants issued to investors of the Company’s private placement of its common stock in February 2004. All warrants are exercisable as of December 31, 2005.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 9     AGREEMENTS

Pursuant to a January 2002 agreement between the Company and a pharmaceutical product development customer, the Company granted the customer a worldwide, non-exclusive, royalty free license to certain of the Company’s Intellectual Property Rights for research purposes only in connection with certain of the customer’s compounds. The customer paid the Company a nonrefundable license fee of $400,000 in 2002. The fee was amortized to revenue through September 2005 when the agreement terminated. For the years ended December 31, 2005 and 2004, the Company recognized income of $58,842 and $114,241, respectively, related to this agreement.

In May 2003, the Company entered into a four-year consulting agreement with the CTO at an annual rate of $120,000 per year. In addition, the CTO received an option to purchase 650,052 shares of common stock at $1.49 per share as discussed in Note 7.

Pursuant to an October 2002 agreement with PSU, the Company funded the services of four post-doctorate fellows who, under the supervision of the CTO, conducted research and provided research quantities of chiral ligands to the Company. From October 2002 through December 31, 2005, the Company has paid and incurred expenses of approximately $872,000 pursuant to the agreement. This amount consists principally of four post-doctorate salaries, fringe benefits, materials and supplies for the stated period. The agreement expires on April 14, 2006. The approximate obligation payable by the Company through April 14, 2006 is $31,000.

NOTE 10     BUSINESS AND CREDIT CONCENTRATIONS

In fiscal 2005, the Company sold our proprietary products and services to a total of approximately 35 customers. During 2005, the Company had one customer, a major biopharmaceutical company, which accounted for approximately 64% of the Company’s total revenues. In 2004, the Company had two customers, one a major pharmaceutical company and the other a biotechnology company, that accounted for approximately 34% and 26% of the Company’s revenue, respectively. The loss of these accounts would have a material adverse effect on the Company’s business.

The Company had two customers which accounted for approximately 29% and 21%, respectively, of net customer accounts receivable as of December 31, 2005.

NOTE 11     COMMITMENTS AND CONTINGENCIES

(A) EMPLOYMENT AGREEMENT WITH CEO

The Company entered into a written employment agreement dated as of February 1, 2005 with Daniel Greenleaf upon his appointment as the Company’s President and Chief Executive Officer. The agreement provides for a 3-year term and an initial annual base salary of $360,000, plus a guaranteed annual bonus of $100,000 during each year of the term of the agreement. In addition, Mr. Greenleaf is entitled to a signing bonus in the amount of $50,000, of which one-half is payable following the execution of the employment agreement and the remaining one-half is payable on the 6-month anniversary of the agreement. Mr. Greenleaf is further entitled to a discretionary bonus under the employment agreement of up to $250,000 per year upon the attainment of certain performance criteria specified in the employment agreement, and such other benefits generally made available to the Company’s other senior management.

In accordance with the terms of the employment agreement, the Company issued to Mr. Greenleaf an option to purchase 891,396 shares of the Company’s common stock, which represented 5% of the Company’s then-current outstanding common stock. The option vests in three equal annual installments, commencing February 2006. In addition, until the Company has raised $20 million through the sale of equity securities and has obtained the rights to one clinical stage human therapeutic, Mr. Greenleaf shall be entitled to receive such additional options to purchase common stock in order to maintain his beneficial ownership (assuming the exercise of all stock options issued to Mr. Greenleaf) at 5% of the Company’s outstanding common stock. To the extent any additional stock options are issued pursuant to the foregoing sentence, the options will vest in installments over the term of the employment agreement as long as Mr. Greenleaf remains employed by the Company and will be exercisable at the market value of the Company’s common stock at the time of issuance. In accordance with this provision, upon the closing of the Company’s October 2005 private placement, the Company issued to Mr. Greenleaf an additional option to purchase 1,445,080 shares of common stock at an exercise price of $0.89 per share. In the event Mr. Greenleaf’s employment is terminated by the Company during its term upon a “change of control” (as defined in the employment agreement) and on the date of such termination the Company’s aggregate market capitalization is less than $38 million, he is entitled to receive his base salary for six months thereafter and all of his stock options scheduled to vest in the calendar year of such termination shall accelerate and be deemed vested upon termination and will remain exercisable for 12 months following such termination. In the event the Company terminates Mr. Greenleaf’s employment during the term of the agreement other than as a result of death, disability, cause or in connection with a change of control where the Company’s aggregate market capitalization is less than $38 million, then (i) Mr. Greenleaf is entitled to receive his base salary for 12 months from such termination, his guaranteed bonus for the calendar year in which such termination occurs, and the portion of any discretionary bonus earned as of the termination, and (ii) the vesting of his stock options shall accelerate and be deemed vested and will remain exercisable for 12 months following such termination.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(B) LEASE AGREEMENTS

The Company leases laboratory and office space located in Monmouth Junction, New Jersey. The lease as amended commenced effective June 1, 2003 and is for a three-year term with a total rent, utilities and maintenance to be paid in monthly installments that increase each year. Due to the escalation clause in the lease, the Company is straight-lining the expense of the lease over the term of the lease. The Company also issued the landlord options to purchase 20,000 shares of common stock. The fair value of the options issued to the landlord of $9,845 is being amortized on a straight-line basis over the term of the option agreement and included in rent expense. In February 2004, and June 2004, the Company amended its lease agreement to add laboratory space in order to increase its capacity to produce research and commercial quantities of our ligands. In January 2006, the Company amended the lease agreement to extend its lease term to May 31, 2009. Effective June 1, 2006, the Company’s base rent for the remainder of the term is $19,439 per month. Upon six months prior written notice to the landlord, the Company will have a one time option, without penalty, to terminate this lease effective as of May 31, 2008. The Company’s total lease commitment of approximately $1,124,000 for rent, utilities and maintenance fees expires in May 31, 2009.

The Company entered into an agreement effective December 15, 2004, with the Science and Technology Bureau of Jiashan County (“Jiashan”) in Zhejiang Province of the People’s Republic of China. The Company has agreed to lease laboratory space in an industrial park near Shanghai, 50% of which the Company began occupying in 2005. Pursuant to the Company’s agreement with Jiashan, although the Company is not required to pay rent during the initial 3-years of the lease, the Company will pay a maintenance fee of up to $4,500 per quarter, which is comprised of maintenance and management fees. Following the initial 3-year term, the Company may, at our sole discretion, either continue leasing the space for annual rent of no more than approximately $60,000 or purchase the facility on commercially reasonable terms. The Company has no financial obligation pursuant to the lease agreement after the end of the three year term. The Company was also granted the option to purchase in the next three years certain land adjacent to the industrial park. For purposes of entering into the lease, the Company established a wholly owned subsidiary organized under the laws of Hong Kong, known as Chiral Quest Ltd., which in turn is the sole shareholder of a subsidiary in the People’s Republic of China, Chiral Quest (Jiashan) Ltd.

The Company entered into a lease agreement effective June 15, 2005 for office space located in Basking Ridge, New Jersey. Pursuant to the lease agreement, the Company pays approximately $4,000 per month for rent. The Company’s total lease commitment of approximately $147,000 for rent, utilities and maintenance fees and expires in September 30, 2008.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Future minimum rental payments subsequent to December 31, 2005 are as follows:

Years ended December 31,

2006	$378,000
2007	384,000
2008	371,000
2009	138,000
$1,271,000

Total rent expense (which includes base rent, utilities, and operating escalations for the Monmouth Junction and Basking Ridge, New Jersey laboratories and offices, in addition to the leases for the laboratory space in Pennsylvania which was terminated in February 2005) for the Company for the years ended December 31, 2005 and 2004 was approximately $329,000 and $333,000 respectively.

NOTE 12     RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) plan which allows eligible employees to defer a portion of their salaries for retirement planning and income tax purposes by making contributions to the plan. There were no Company contributions to the plan for the years ended December 31, 2005 and 2004.

NOTE 13     CERTAIN TRANSACTIONS

Paramount BioCapital Investments, LLC, provided office, and general and administrative services for the Company, from January 2004 through April 2004, which resulted in $6,000 of charges to operations for the year ended December 31, 2004. Dr. Lindsay A. Rosenwald is the managing member of BioCapital Investments, LLC.

On February 25, 2004, the Company completed the sale of its securities in a private placement to accredited investors for gross proceeds of approximately $7.2 million. Paramount BioCapital, Inc. participated as one of three placement agents for this transaction, for which it received approximately $300,000 in commissions. Dr. Lindsay A. Rosenwald is the Chairman, CEO and sole stockholder of Paramount BioCapital, Inc.

On October 18, 2005, the Company completed the sales of its securities in a private placement to accredited investor for gross proceeds of approximately $8.4 million. Paramount BioCapital, Inc., which served as the placement agent for this transaction, for which it received approximately $587,000 in commissions, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $7.5 million.

As contemplated by the merger Agreement with Greenwich (see Note 3), on October 18, 2005, the Company assumed outstanding indebtedness of Greenwich of $823,869, all of which is payable to Paramount BioCapital Investments, Inc. pursuant to a promissory note dated October 17, 2005, referred to as the (“Note”). At the closing of the merger, the Note was amended to provide that one-third would be converted into securities of the Company on the same terms as the Company’s October 2005 private placement, one-third of the outstanding indebtedness under the Note would be repaid upon the completion by the Company of a financing resulting in gross proceeds of at least $5 million, and the final one-third would be payable upon completion by the Company of one or more financings resulting in aggregate gross proceeds of at least $10 million (inclusive of the amounts raised in a previous $5 million financing ). Accordingly, on October 18, 2005, upon completion of the private placement, the Company satisfied a portion of the total indebtedness outstanding under the Note by making a cash payment of $264,623 and another portion by issuing to Paramount BioCapital Investments, Inc. 392,830 shares valued at the $.75 offering price of the October 2005 private placement, the equivalent of $294,623 of the Company’s common stock. In the event the Company does not complete the financing(s) resulting in aggregate gross proceeds of at least $10 million prior to the Note’s maturity date, the Company will be required to satisfy the final portion in October 2006. Dr. Lindsay A. Rosenwald and certain trusts established for the benefit of Dr. Rosenwald and his family collectively held approximately 48% of Greenwich’s capital stock prior to completion of the merger. Together, Dr. Rosenwald and such trusts also owned approximately 16% of the Company’s common stock prior to the completion of the merger. In addition to Dr. Rosenwald’s relationship with Greenwich, two directors of the Company, Stephen C. Rocamboli and Michael Weiser, M.D., Ph.D., owned approximately 3.6% and 7%, respectively, of Greenwich’s outstanding common stock. Mr. Rocamboli and Dr. Weiser are also employees of Paramount BioCapital, Inc.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 14     SEGMENT REPORTING

The Company has two business segments -Drug Development and Chiral Products and Services. The Company’s drug development business focuses on acquiring, developing and eventually commercializing human therapeutics in the areas of oncology, and antiviral diseases and disorders for which there are current unmet medical needs. The Company has the exclusive rights to develop and commercialize two oncology drug candidates. The Company’s chiral business, which we operate through our wholly-owned subsidiary, Chiral Quest, Inc., provides innovative chiral products, technology and custom synthesis development services to pharmaceutical and fine chemical companies in all stages of a product lifecycle. For the years ended December 31, 2005 and 2004, the Company’s drug development business expenses primarily consisted of in-process research and development, and administrative expenses related to salaries, recruiting fees, and rent, totaling approximately $8.8 million or approximately 70% of the Company’s overall net loss. The Company’s chiral business in the United States and China contributed to the majority of the Company’s other operating expenses during 2005 and all of the expenses in 2004. Of the Company’s total assets, approximately 6% are held in its Chiral Quest, Ltd. Jiashan, China facility as of December 31, 2005. The Company’s Chiral Quest, Ltd., Jiashan, China subsidiary contributed to approximately 2% of the Company’s overall net loss for the year ended December 31, 2005.

37,173,069 Shares

Common Stock

VioQuest Pharmaceuticals, Inc.

______________________

PROSPECTUS
______________________

April 28, 2006